UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Consolidated Financial Statement of the Prudential Conglomerate

2020

bradesco

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Consolidated Financial Statement of the Prudential Conglomerate

Statement of Financial Position

	Note	On December 31, 2020	On December 31, 2019
Assets
Cash and due from banks	4	22,978,342	18,722,672
Financial instruments		1,182,097,164	970,837,145
- Interbank investments	5	190,604,202	58,230,763
- Compulsory deposits with the Brazilian Central Bank	6	83,757,533	90,622,338
- Securities	7	328,704,315	318,183,969
- Derivative financial instruments	8	23,905,679	14,340,061
- Loans	9	445,665,923	376,438,407
- Other financial instruments	10	109,459,512	113,021,607
Leases	10	2,646,438	2,857,515
Expected credit loss associated with credit risk		(45,199,423)	(36,663,729)
- Loans		(42,233,636)	(33,440,297)
- Leases		(70,468)	(160,382)
- Other receivables		(2,895,319)	(3,063,050)
Deferred tax assets	35	82,102,508	65,063,304
Investments in associates and jointly controlled entities	11	54,216,070	61,625,235
Premises and equipment, net	12	11,297,277	11,219,655
Intangible assets	13	30,725,354	29,056,303
Depreciation and amortization		(27,189,565)	(24,236,605)
- Premises and equipment	12	(6,444,355)	(5,860,618)
- Intangible assets	13	(20,745,210)	(18,375,987)
Other assets	14	32,246,419	32,900,877
Accumulated Impairment of Assets		(3,385,680)	(2,688,279)
Total assets		1,342,534,904	1,128,694,093

The accompanying Notes are an integral part of these Financial Statements.

3

Consolidated Financial Statement of the Prudential Conglomerate

Statement of Financial Position

	Note	On December 31, 2020	On December 31, 2019
Liabilities
Deposits and other financial liabilities		1,138,080,543	937,843,594
- Deposits from banks	15	297,754,653	256,655,914
- Deposits from customers	16	548,238,035	369,758,747
- Securities issued	17	153,764,739	186,297,851
- Subordinated debts	18	53,255,401	49,318,062
- Derivative financial instruments	8	17,816,827	14,104,410
- Other financial liabilities	19	67,250,888	61,708,610
Provisions	20	30,265,510	31,378,452
- Other reserves		30,265,510	31,378,452
Deferred income tax assets	35	4,144,164	4,618,629
Other liabilities	22	26,337,090	21,067,730
Total liabilities		1,198,827,307	994,908,405
Shareholders’ equity	23
Capital		79,100,000	75,100,000
Treasury shares		(440,514)	(440,514)
Capital reserves		11,441	11,441
Profit reserves		59,405,815	52,407,209
Other comprehensive income		5,625,898	6,645,085
Equity attributable to shareholders of the parent		143,702,640	133,723,221
Non-controlling interest	24	4,957	62,467
Total equity		143,707,597	133,785,688
Total equity and liabilities		1,342,534,904	1,128,694,093

The accompanying Notes are an integral part of these Financial Statements.

4

Consolidated Financial Statement of the Prudential Conglomerate

Income Statement

	Note	R$ thousand
		2nd semester	Accrued on December 31
		2020	2020	2019
Revenue from financial intermediation		47,532,804	86,079,893	107,957,802
- Loans		35,601,440	72,960,759	75,373,980
- Leases		68,310	155,864	259,682
- Securities and interbank investments		11,441,138	27,494,593	27,534,582
- Net gain or (loss) from derivative financial instruments		(364,968)	(20,316,565)	(583,031)
- Revenue from financial intermediation – foreign exchange income	10	213,701	4,706,808	2,412,481
- Reserve requirement	7	745,197	2,023,469	4,327,390
- Sale or transfer of financial assets		(172,014)	(945,035)	(1,367,282)
Expenses from financial intermediation		(9,463,995)	(58,205,791)	(47,841,374)
- Retail and professional market funding	19	(10,552,960)	(26,719,911)	(39,792,872)
- Borrowing and on-lending	15	1,088,965	(31,485,880)	(8,048,502)
Net revenue from financial intermediation		38,068,809	27,874,102	60,116,428
Expected Credit Loss Associated with Credit Risk expense		(9,679,429)	(25,228,742)	(18,749,157)
- Loans		(9,000,888)	(24,729,502)	(16,518,937)
- Leases		36,277	83,986	(34,911)
- Other receivables		(714,818)	(583,226)	(2,195,309)
Gross income from financial intermediation		28,389,380	2,645,360	41,367,271
Net other operating income (expenses)		(15,286,873)	(1,005,640)	(29,610,753)
- Fee and commission income	25	9,112,659	17,932,085	18,803,577
- Income from banking fees	25	4,149,747	8,220,582	8,157,258
- Personnel expenses	26	(8,684,974)	(17,370,425)	(19,681,532)
- Other administrative expenses	27	(10,746,081)	(21,265,502)	(22,353,874)
- Tax expenses	28	(3,122,916)	(4,896,563)	(5,621,843)
Result of Investments in Subsidiaries/Associates and Jointly Controlled Companies	11	1,706,034	28,331,346	11,056,301
- Other operating income	29	2,179,377	4,851,477	5,476,769
- Other operating expenses	30	(8,414,197)	(14,626,865)	(16,398,851)
- Provision (expenses)/reversals		(1,466,522)	(2,181,775)	(9,048,558)
- Labor		(287,811)	(577,487)	(3,079,032)
- Tax		5,983	(1,279)	233,076
- Civil		(1,062,554)	(1,137,717)	(4,318,892)
- Others		(122,140)	(465,292)	(1,883,710)
Operating profit/(loss)		13,102,507	1,639,720	11,756,518
Non-operating income/(expense)	31	(235,279)	(268,997)	(497,399)
Income before income taxes and non-controlling interests		12,867,228	1,370,723	11,259,119
Income taxes	35	(3,199,033)	15,193,222	11,339,034
Non-controlling interests in subsidiaries		(9,759)	(17,368)	(15,538)
Net income		9,658,436	16,546,577	22,582,615

Net income attributable to shareholders:
Shareholders of the parent		9,658,436	16,546,577	22,582,615
Non-controlling interest		9,759	17,368	15,538

Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):
- Earnings per common share		1.04	1.78	2.43
- Earnings per preferred share		1.15	1.96	2.68
The accompanying Notes are an integral part of these Financial Statements.

5

Consolidated Financial Statement of the Prudential Conglomerate

Changes in Shareholders’ Equity

Events	Capital	Capital reserves	Profit reserves		Other comprehensive income	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory
Balance on December 31, 2018	67,100,000	11,441	8,494,263	45,194,107	761,572	(440,514)	-	121,120,869
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	5,883,513	-	-	5,883,513
Net income	-	-	-	-	-	-	22,582,615	22,582,615
Allocations:
- Reserves	-	-	1,129,131	13,589,708	-	-	(14,718,839)	-
- Interest on Shareholders’ Equity Paid	-	-	-	-	-	-	(7,372,858)	(7,372,858)
- Provisioned dividends	-	-	-	(8,000,000)	-	-	(490,918)	(8,490,918)
Balance on December 31, 2019	75,100,000	11,441	9,623,394	42,783,815	6,645,085	(440,514)	-	133,723,221

Balance on December 31, 2019	75,100,000	11,441	9,623,394	42,783,815	6,645,085	(440,514)	-	133,723,221
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	(1,019,187)	-	-	(1,019,187)
Net income	-	-	-	-	-	-	16,546,577	16,546,577
Allocations:
- Reserves	-	-	827,328	10,171,278	-	-	(10,998,606)	-
- Interest on Shareholders’ Equity Paid and/or Provisioned	-	-	-	-	-	-	(5,547,971)	(5,547,971)
Balance on December 31, 2020	79,100,000	11,441	10,450,722	48,955,093	5,625,898	(440,514)	-	143,702,640

Balance on June 30, 2020	79,100,000	11,441	9,967,801	43,017,995	3,476,929	(440,514)	-	135,133,652
Asset valuation adjustments (1)	-	-	-	-	2,148,969	-	-	2,148,969
Net income	-	-	-	-	-	-	9,658,436	9,658,436
Allocations:
- Reserves	-	-	482,921	5,937,098	-	-	(6,420,019)	-
- Interest on Shareholders’ Equity Paid and/or Provisioned	-	-	-	-	-	-	(3,238,417)	(3,238,417)
Balance on December 31, 2020	79,100,000	11,441	10,450,722	48,955,093	5,625,898	(440,514)	-	143,702,640
(1) Includes the effects of exchange rate variations related to the conversion of investments abroad. The accompanying Notes are an integral part of these Financial Statements.

6

Consolidated Financial Statement of the Prudential Conglomerate

Statement of Added Value

Description	R$ thousand
	2nd semester		Accrued on December 31
	2020	%	2020	%	2019	%
1 – Revenue	43,179,160	167.2	74,777,658	287.2	95,701,441	249.1
1.1) Financial intermediation	47,532,804	184.1	86,079,893	330.6	107,957,802	281.0
1.2) Fees and commissions	13,262,406	51.4	26,152,667	100.5	26,960,835	70.2
1.3) Allowance for loan losses	(9,679,429)	(37.5)	(25,228,742)	(96.9)	(18,749,157)	(48.8)
1.4) Other	(7,936,621)	(30.7)	(12,226,160)	(47.0)	(20,468,039)	(53.3)
2 – Financial intermediation expenses	(9,463,995)	(36.7)	(58,205,791)	(223.6)	(47,841,374)	(124.5)
3 – Inputs acquired from thirdparties	(7,113,139)	(27.6)	(13,969,807)	(53.7)	(15,570,817)	(40.5)
Outsourced services	(2,177,112)	(8.4)	(4,233,050)	(16.3)	(4,375,330)	(11.4)
Data processing	(1,284,022)	(5.0)	(2,397,834)	(9.2)	(2,372,240)	(6.2)
Communication	(616,845)	(2.4)	(1,257,484)	(4.8)	(1,715,899)	(4.5)
Asset maintenance	(632,485)	(2.4)	(1,235,899)	(4.7)	(1,455,629)	(3.8)
Financial system services	(537,363)	(2.1)	(1,040,912)	(4.0)	(1,055,683)	(2.7)
Advertising and marketing	(490,529)	(1.9)	(896,502)	(3.4)	(744,033)	(1.9)
Security and surveillance	(327,380)	(1.3)	(698,206)	(2.7)	(1,119,654)	(2.9)
Transport	(309,909)	(1.2)	(643,169)	(2.5)	(760,270)	(2.0)
Material, water, electricity and gas	(231,932)	(0.9)	(496,881)	(1.9)	(606,849)	(1.6)
Travel	(10,937)	-	(58,166)	(0.2)	(242,937)	(0.6)
Other	(494,625)	(1.9)	(1,011,704)	(3.9)	(1,122,293)	(2.9)
4 – Gross added value (1-2-3)	26,602,026	103.0	2,602,060	10.0	32,289,250	84.0
5 – Depreciation and amortization	(2,490,124)	(9.6)	(4,899,306)	(18.8)	(4,922,256)	(12.8)
6 – Net added value produced by the entity (4-5)	24,111,902	93.4	(2,297,246)	(8.8)	27,366,994	71.2
7 – Added value received through transfer	1,706,034	6.6	28,331,346	108.8	11,056,301	28.8
Share of profit (loss) of unconsolidated and jointly controlled companies	1,706,034	6.6	28,331,346	108.8	11,056,301	28.8
8 – Added value to distribute (6+7)	25,817,936	100.0	26,034,100	100.0	38,423,295	100.0
9 – Added value distributed	25,817,936	100.0	26,034,100	100.0	38,423,295	100.0
9.1) Personnel	7,620,109	29.5	15,194,013	58.4	17,487,513	45.5
Salaries	4,206,478	16.3	8,589,246	33.0	9,184,091	23.9
Benefits	2,058,898	8.0	4,179,896	16.1	5,491,089	14.3
Government Severance Indemnity Fund for Employees (FGTS)	532,906	2.1	920,077	3.5	973,905	2.5
Other	821,827	3.2	1,504,794	5.8	1,838,428	4.8
9.2) Tax, fees and contributions	7,386,814	28.6	(8,120,247)	(31.2)	(3,523,172)	(9.2)
Federal	6,795,219	26.3	(9,334,859)	(35.9)	(4,856,263)	(12.6)
State	6,941	-	7,183	-	15,639	-
Municipal	584,654	2.3	1,207,429	4.6	1,317,452	3.4
9.3) Remuneration for providers of capital	1,142,818	4.4	2,396,389	9.2	1,860,801	4.8
Rental	848,396	3.3	1,717,723	6.6	1,165,523	3.0
Asset leases	294,422	1.1	678,666	2.6	695,278	1.8
9.4) Added Value distributed to shareholders	9,668,195	37.4	16,563,945	63.6	22,598,153	58.8
Interest on Shareholders’ Equity/Dividends paid and/or provisioned	3,238,417	12.5	5,547,971	21.3	7,863,776	20.5
Retained earnings	6,420,019	24.9	10,998,606	42.2	14,718,839	38.3
Non-controlling interests in retained earnings	9,759	-	17,368	0.1	15,538	-

The accompanying Notes are an integral part of these Financial Statements.

7

Consolidated Financial Statement of the Prudential Conglomerate

Statement of Cash Flow

	R$ thousand
	2nd semester	Accrued on December 31
	2020	2020	2019
Cash flow from operating activities:
Income before income taxes and non-controlling interests	12,867,228	1,370,723	11,259,119
Adjustments for:	9,688,960	(4,510,872)	21,379,962
Effect of changes in exchange rates in cash and cash equivalents	(407,727)	(2,311,598)	(730,477)
Allowance for loan losses expense	9,679,429	25,228,742	18,749,157
Accumulated depreciation and amortization	2,490,124	4,899,306	4,922,256
Constitution impairment losses of assets	2,771,478	2,830,980	3,571,012
Expenses with civil, labor and tax provisions	1,943,943	3,218,117	8,621,094
Share of profit (loss) of unconsolidated and jointly controlled companies	(1,706,034)	(28,331,346)	(11,056,301)
(Gain)/loss on sale of investments	(29,829)	(29,829)	58
Loss on sale of fixed assets	99,815	113,836	2,326
Loss on sale of foreclosed assets	113,853	139,762	350,285
Foreign exchange variation of assets and liabilities overseas/Other	(5,266,092)	(10,268,842)	(3,049,448)
Net income/loss before taxes after adjustments	22,556,188	(3,140,149)	32,639,081
(Increase)/Decrease in interbank investments	(7,912,994)	(8,099,004)	(2,236,758)
(Increase)/Decrease in reserve requirement - Central Bank	(2,762,877)	6,864,805	(3,025,422)
(Increase)/Decrease in trading securities and derivative financial instruments	(18,382,107)	(20,561,897)	(8,572,112)
(Increase)/Decrease in loans and leases	(22,846,763)	(77,146,404)	(52,825,966)
(Increase)/Decrease in Deferred income tax assets	1,423,716	61,574	1,072,687
(Increase)/decrease in other assets	75,670	459,806	(24,296,385)
(Increase)/Decrease in Other financial instruments	13,748,412	22,075,486	(1,591,207)
Increase/(Decrease) in Deposits and other financial instruments	57,718,053	211,915,048	32,720,670
Increase/(Decrease) in Deferred income tax liabilities	(807,065)	(2,382,021)	(683,910)
Increase/(Decrease) in Provisions	(1,922,097)	(4,331,059)	(1,944,685)
Increase/(decrease) in other liabilities	(2,467,077)	24,729,756	2,573,741
Income tax and social contribution paid	(522,181)	(1,419,895)	(3,909,500)
Net cash provided by/(used in) operating activities	37,898,878	149,026,046	(30,079,766)
Cash flow from investing activities:
Disposal of subsidiaries, net of cash and cash equivalents, received	80,300	80,300	-
Maturity of and interest on held-to-maturity securities	14,809,009	44,857,282	4,076,856
Sale of/maturity of and interest on available-for-sale securities	27,063,080	68,681,112	112,319,877
Proceeds from sale of foreclosed assets	340,952	531,208	540,435
Sale of investments	-	1,956	6,564
Sale of premises and equipment	357,331	748,382	699,227
Acquisition of subsidiaries, net of cash and cash equivalents acquired, paid	(3,163,441)	(3,163,441)	-
Purchases of available-for-sale securities	(30,087,495)	(73,157,005)	(125,215,700)
Purchases of held-to-maturity securities	-	(18,491,475)	-
Investment acquisitions	(411,424)	(411,424)	(5,000)
Purchase of premises and equipment	(537,181)	(1,369,479)	(2,463,012)
Intangible asset acquisitions	(759,336)	(1,728,788)	(2,892,794)
Dividends and interest on shareholders’ equity received	2,064,664	2,143,963	6,887,852
Net cash provided by/(used in) investing activities	9,756,459	18,722,591	(6,045,695)
Cash flow from financing activities:
Securities issued	29,975,218	69,043,229	91,173,100
Settlement and interest payments of funds from issuance of securities	(48,061,186)	(107,408,485)	(78,106,264)
Issuance of subordinated debt	688,186	688,186	-
Settlement and interest payments of subordinated debts	(1,274,856)	(2,374,538)	(8,593,243)
Dividends and interest on shareholders’ equity paid	(716,502)	(1,432,130)	(17,751,148)
Non-controlling interest	(13,167)	(22,042)	(26,331)
Net cash provided by/(used in) financing activities	(19,402,307)	(41,505,780)	(13,303,886)
Net increase/(decrease) in cash and cash equivalents	28,253,030	126,242,857	(49,429,347)
Cash and cash equivalents - at the beginning of the period	161,293,513	61,399,815	110,098,685
Effect of changes in exchange rates in cash and cash equivalents	407,727	2,311,598	730,477
Cash and cash equivalents - at the end of the period	189,954,270	189,954,270	61,399,815
Net increase/(decrease) in cash and cash equivalents	28,253,030	126,242,857	(49,429,347)

The accompanying Notes are an integral part of these Financial Statements.

8

Consolidated Financial Statement of the Prudential Conglomerate

Index of Notes

Notes to Financial Statements of the Prudential Conglomerate are as follows:

9

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

1)     OPERATIONS

Banco Bradesco S.A. (Bradesco), Institution leading conglomerate Prudential, is a private-sector publicly traded company and universal bank, its headquarters is located in Cidade de Deus, s / n, in the city of Osasco, State of São Paulo, Brazil, that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2)	PRESENTATION OF THE FINANCIAL STATEMENTS

The Financial Statements of the Prudential Conglomerate were prepared to comply with the requirements of Resolution No. 4,280/13 of the National Monetary Council (CMN) and additional rules of the Brazilian Central Bank (Bacen). Thus, specific requirements were applied when consolidating the financial statements of Bradesco, its foreign branches, subsidiaries and investment funds. These requirements are not necessarily the same as those established by corporate law.

In addition, the changes arising from BCB Resolution No. 2/20 were included in the financial statements of Bradesco's Prudential Conglomerate. The main objective of this standard is to bring similarity with the presentation guidelines of the financial statements in accordance with the international accounting standards, International Financial Reporting Standards (IFRS). The main changes implemented were: statement of financial position accounts are presented in order of liquidity and enforceability; statement of financial position balances for the period and the other statements are presented in comparison with the end of the previous fiscal year. The changes implemented by the new standard did not impact Net Income or Shareholders’ Equity.

Management states that it has disclosed all relevant information in the consolidated financial statements of Bradesco and that the accounting practices have been applied in a consistent manner in all period presented.

For the preparation of these consolidated financial statements, equity interests, balances of balance sheet accounts, revenues, expenses and unrealized gains were eliminated and net income and shareholders’ equity attributable to the non-controlling shareholders were accounted for in a separate line. Investments in companies in which shareholding control is shared with other shareholders are accounted for using the equity method. Goodwill on the acquisition of investments in associates, subsidiaries or jointly controlled companies is presented in the intangible assets caption (Note 13a).

The financial statements include estimates and assumptions, which are reviewed at least annually, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; and the determination of the useful life of specific assets. It is worth mentioning that in the 1st semester of 2020, there was a review of assumptions for certain assets due to the current economic scenario impacted by the pandemic caused by Covid-19. Actual results may differ from those based on estimates and assumptions.

Bradesco’s financial statements of the Prudential Conglomerate were approved by the Board of Executive Officers on March 30, 2021.

10

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Below are the significant directly and indirectly owned companies and investment funds included in the financial statements of the Prudential Conglomerate:

	Activity	Equity interest
		On December 31, 2020	On December 31, 2019
Financial Institutions
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco Argentina S.A.U (1)	Banking	100.00%	100.00%
Banco Bradesco BBI S.A. (2)	Investment bank	100.00%	99.96%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Europa S.A. (1)	Banking	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (1)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1) (3)	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	Exchange Broker	99.97%	99.97%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
Bradesco Securities Hong Kong Limited (1)	Brokerage	100.00%	100.00%
Bradesco Securities, Inc. (1)	Brokerage	100.00%	100.00%
Bradesco Securities, UK. Limited (1)	Brokerage	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (4)	Cards	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%	100.00%
BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%	100.00%
Cidade Capital Markets Ltd. (1)	Banking	100.00%	100.00%
Crediare S.A. Crédito, Financiamento e Investimento (5)	Banking	-	50.00%
Kirton Bank S.A.	Banking	100.00%	100.00%
Nova Marília Administração de Bens Móveis e Imóveis Ltda.	Asset management	100.00%	100.00%
Serel Participações em Imóveis S.A.	Asset management	100.00%	100.00%
BAC Flórida Bank (6) (7)	Banking	100.00%	-
BAC Flórida Investments (6) (7)	Investment bank	100.00%	-
Consortium Management
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Payment Institutions
Alvorada Administradora de Cartões Ltda.	Services	100.00%	100.00%
Bankpar Consultoria e Serviços Ltda.	Services	100.00%	100.00%
BCN - Consultoria, Adm. Bens, Serv. e Publicidade Ltda. (8)	Services	-	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
RCB Investimentos S.A.	Holding	65.00%	65.00%
RCB Portfolios Ltda.	Resource Manager	100.00%	100.00%
Itapeva Recuperação de Créditos Ltda.	Credit Recoverer	100.00%	100.00%
MPO Processadora de Pagamentos Móveis S.A. (9)	Services	-	100.00%
BITZ Serviços Financeiros S.A. (10)	Services	100.00%	-
Lecce Holdings S.A. (11)	Holding	100.00%	-
Securitization Companies
Alvorada Cia. Securitizadora de Créditos Financeiros	Credit acquisition	100.00%	100.00%
Alvorada Serviços e Negócios Ltda.	Credit acquisition	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Investment Funds (12)
Bradesco F.I. Referenciado DI Uniao	Investment Fund	87.70%	91.63%
Alpha F.I. Mult. Créd. Priv. Inv. no Exterior	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. Referenciado DI Galáxia	Investment Fund	100.00%	100.00%
Bradesco F.I. Mult. Cred. Priv. Inv. Exterior Pioneiro	Investment Fund	100.00%	100.00%
Bradesco F.I. Mult. Cred. Priv. Inv. Exterior Andromeda	Investment Fund	100.00%	100.00%
BRAM FI RF Referenciado DI	Investment Fund	100.00%	100.00%

11

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Bradesco Procyon Fund Ltd.	Investment Fund	100.00%	100.00%
Bradesco F.I. Referenciado DI Performance	Investment Fund	100.00%	100.00%
Fundo de Investimento Referenciado DI GJ	Investment Fund	100.00%	100.00%
FI RF Referenciado DI GJ BRA	Investment Fund	100.00%	100.00%

(1) The functional currency of these companies abroad is the Real;

(2) Company merged in August 2019 by Banco Bradesco S.A .;

(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;

(4) The functional currency of this company is the Mexican Peso;

(5) Company disposed of in July 2020;

(6) Company acquired on October 30, 2020, its functional currency being the US Dollar;

(7) The functional currency of these companies abroad is the Dollar;

(8) Company merged in May 2020 by Nova Paiol Participações Ltda;

(9) Companies merged in November 2020 by the company Alvorada Serviços e Negócios Ltda .;

(10) Carson Serviços Financeiros S.A. had its corporate name changed to BITZ Serviços Financeiros S.A in August 2020;

(11) Consolidated companies in June 2020; and

(12) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3)     SIGNIFICANT ACCOUNTING PRACTICES

a)	Functional and presentation currencies

Financial statements of Prudential Conglomerate are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore has the real as functional currency and assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil.

b)	Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

c)	Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 4.

12

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
d)	Financial instruments

I.	Interbank investments

Repurchase agreements are recorded at acquisition cost, plus income earned up to the balance sheet date, less a provision for devaluation, when applicable.

The composition, terms and income earned from interbank investments are presented in Note 5.

II.   Securities – Classification

•	Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the Statement of Income for the period;

•	Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders’ equity, net of tax, which will be transferred to the Statement of Income only when effectively realized; and

•	Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 7.

III.	Impairment of Financial Assets

The balances of the securities classified in the securities available for sale and securities held to maturity categories are reviewed to determine whether there is any indication of impairment loss - Impairment.

When an impairment loss is identified, we recognize an expense in income for the year. This occurs when the book value of the asset exceeds its recoverable value.

In order to calculate the recoverable amount, the estimate of loss is made by models using observable data or by judgment based on the experience of our Organization.

The composition of Impairment for Securities is presented in Note 7d.

IV.	Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Company´s own needs to manage Bradesco´s global exposure, as well to meet customer requests, in order to manage its positions.

13

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

The transactions are recorded at their fair value considering the mark-to-market methodologies adopted by Bradesco, and their adjustment can be recorded in the statement of income or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature in:

•	Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income; and

•	Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Statement of Income; and

•	Hedge of net investment in foreign operations - the financial instruments classified in this category are intended to hedge the exchange variation of investments abroad, whose functional currency is different from the national currency, and are accounted for in accordance with the accounting procedures applicable to the hedge category of cash flow, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in income for the period.

For derivatives classified in the hedge accounting category, there is a follow-up of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and off-balance-sheet accounts, is disclosed in Note 8.

e)	Provisions for expected losses associated with credit risk for loans and leases, advances on foreign exchange contracts, other receivables with credit characteristics

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk) considering, among other things, the delay levels (as described in table below); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors.

Past-due period (1)	Customer rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

(1) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

14

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Interest and inflation adjustments on past-due transactions are only recognized in the Statement of Income up to the 60th day that they are past due.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated operations are maintained at least at the same rating in which they were classified on the date of renegotiation.

As permitted by Resolution No. 4,803/20 issued by CMN, as amended by Resolution No. 4,855/20, renegotiated operations from March 1 to December 31, 2020 may be maintained at the same level as they were classified on February 29, 2020, except: (a) operations with a delay of 15 days or more on February 29, 2020; and (b) transactions with evidence of the counterparty's inability to honor the obligation under the new conditions agreed.

Considering the provisions of the CMN Resolution No. 4,846/20, for loans in the scope of the Emergency Employment Support Program (PESE) the provision is being calculated only on the portion of the loan whose risk is assumed by the Organization.

Renegotiations already written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The provisions for expected losses associated with credit risk are calculated in an amount sufficient to cover probable losses and are in accordance with the rules and instructions of CMN and Bacen, associated with the assessments carried out by Management in determining credit risks.

The classification of the generally loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 9.

f)	Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in “Deferred tax assets” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in “Deferred taxes”, in which for the differences in leasing depreciation only the income tax rate is applied.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such, the social contribution on the profit was calculated until August 2015, considering the rate of 15%.

15

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate is 15% again as from January 2019. In November 2019, Constitutional Amendment No. 103 was enacted, which establishes in Article 32, the increase in the social contribution rate on the net profit of “Banks” from 15% to 20%, effective from March 2020. For the other companies, the social contribution is calculated considering the rate of 9%.

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 35.

g)   Investments in affiliates/associates and Jointly Controlled Entities

Investments in affiliates and jointly controlled companies, with significant influence or participation of 20% or more in the voting capital, are valued using the equity method.

The composition of unconsolidated and jointly controlled companies are disclosed in Note 11.

h)	Premises and equipment

Relates to the tangible assets used by the Bank in its activities.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 10% to 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, are disclosed in Note 12.

i)	Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•	Acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable;

•	Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits; and

•	Goodwill on acquisition of investments: constituted by the difference between the acquisition cost and the book value of the shares is amortized over the estimated time in which the asset should contribute, directly or indirectly, to the future cash flow.

16

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Intangible assets and the movement in these balances by class are presented in Note 13.

j)	Other assets

Other assets include taxes to be offset relating to income tax and social contribution credits from previous years and prepayments made but not yet utilized in the current period.

Also classified in this group are prepaid expenses that represent the application of funds in advance payments, whose rights to benefits or provision of services will occur in future periods, being recorded in the income statement on an accrual basis are classified as other assets.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Income Statement according to the terms and the amount of expected benefits and directly recognized in the Income Statement when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

Assets not for own use are those received as payment in kind and those that were in use and were deactivated, destined for sale. They are recorded at the lower of the market value and the book value and adjusted through a provision, when applicable.

The composition of Other Assets is presented in Note 14.

k)   Provisions for Impairment of Assets

Assets, which are subject to amortization or depreciation, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess the carrying amount of the asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

When assessing the value in use, projections of future results based on business and budget plans are used, and the estimated future cash flows are discounted to their present value using a discount rate before taxes, that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Organization’s corporate assets do not generate separate cash flows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated Statement of Income. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs) and then to reduce the carrying amount of the other assets in the CGU (or group of CGUs) on a pro rata basis.

17

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
l)	Deposits and other financial instruments

I.	Securities sold under agreements to repurchase, borrowing and on-lending, deposits from customers, securities issued and subordinated debt

They are measured at cost plus, when applicable, accrued interest recognized on a pro rata basis with the exception of securities sold under agreements to repurchase with no restricions on resale which are measured at fair value.

The composition of these accounts is shown in Notes 15, 16, 17 and 18.

II.	Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in profit or loss over the term of the transaction, according to Note 17.

m) Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25 - Provisions, contingent liabilities and contingent assets, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09 and in accordance with Circular Letter nº 3,429/10:

•	Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•	Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever an entity has a present obligation (legal or constructive) as a result of a past even, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

•	Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

•	Legal Obligations – Provision for Tax Risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, is presented in Note 21.

n)  Post–employment benefits

The recognition, measurement and disclosure of employee benefits are made in accordance with the criteria established by CPC 33 (R1) - Employee Benefits, approved by CMN Resolution No. 4,424/15.

18

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Defined Contribution Plans

Bradesco and its subsidiaries sponsor supplementary pension plans for their employees and Management. Contributions for these pension plans are recognized as expenses in the Income Statement when they are incurred. Once the contributions are paid, the Organization, in the capacity of employer, has no obligation to make any additional payment.

Defined Benefit Plans

The Organization’s net obligation, in relation to the defined benefit plans, arises exclusively from institutions acquired and the plans are calculated separately for each plan, estimating the defined future benefit that the employees they will be entitled to post-employment leave when they leave the Organization or when they retire.

Bradesco’s net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted to its present value and is presented net of the fair value of any assets of the plan.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary using the projected unit credit method as required by the standard accounting.

Remeasurement of the net obligation comprise: actuarial gains and losses; the difference between the return on plan assets and the net interest recognized on the defined benefit liability and any change in the effect of the asset ceiling (excluding interest), and is recognized in other comprehensive income.

The net interest and other costs related to the defined benefit plans are recognized in the result.

Details on employee benefits are presented in Note 34.

o)	Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•	Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•	Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 36 and are disclosed in accordance with the criteria established by CPC 24 - Subsequent Events, approved by CMN Resolution No. 3,973/11.

p)  Recurring and non-recurring net income

Non-recurring income is the income that is related to the atypical activities of the institution and is not expected to occur with frequency in future years. Recurring revenue corresponds to typical activities of the institution and has the predictability of occurring frequently in future years. Recurring and non-recurring revenues are presented in note 36b.

19

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

q)  Acquisition of associates and subisidiaries

The accounting entry is made at the acquisition cost, broken down into: I - book value in accordance with accounting rules applicable to financial instutitions authorized to operate by Bacen; and II - goodwill or negative goodwill on the acquisition of the investment, which is the difference between the acquisition cost and the book value of the net assets acquired.

Based on supporting documentation, the goodwill paid must be allocated between: I - fair value of assets of the associate or subsidiary's assets higher or lower than the cost recorded in the accounting books and records; II - profitability value of the associate or subsidiary, based on the forecast of future results; and III - trade fund, intangibles and other economic reasons.

The details of acquisitions of subsidiaires and associates are presented in Note 36g.

4)	CASH AND CASH EQUIVALENTS

	R$ thousand
	On December 31, 2020	On December 31, 2019
Cash and due from banks in domestic currency	17,408,794	14,727,250
Cash and due from banks in foreign currency	5,568,512	3,994,530
Investments in gold	1,036	892
Total cash and due from banks	22,978,342	18,722,672
Interbank investments (1)	166,975,928	42,677,143
Total cash and cash equivalents	189,954,270	61,399,815
(1)	It refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

5)	INTERBANK INVESTMENTS

a)  Breakdown and maturity

	R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360 days	On December 31, 2020	On December 31, 2019
	days	days	days
Securities purchased under agreements to resell:
Own portfolio position	21,425,241	7,584,593	-	-	29,009,834	6,635,817
● Financial treasury bills	2,354,661	-	-	-	2,354,661	-
● National treasury notes	14,281,521	6,055,697	-	-	20,337,218	4,995,674
● National treasury bills	3,484,226	1,528,896	-	-	5,013,122	218,760
● Other	1,304,833	-	-	-	1,304,833	1,421,383
Funded position	142,746,432	1,572,570	-	-	144,319,002	38,615,660
● National treasury notes	30,148,253	1,572,570	-	-	31,720,823	24,467,784
● Financial treasury bills	109,161,526	-	-	-	109,161,526	9,961,815
● National treasury bills	3,436,653	-	-	-	3,436,653	4,186,061
Unrestricted position	1,719,020	4,138,557	-	-	5,857,577	2,859,289
● National treasury bills	1,719,020	4,138,557	-	-	5,857,577	2,859,289
Subtotal	165,890,693	13,295,720	-	-	179,186,413	48,110,766
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks:	1,146,799	1,902,459	2,915,464	5,457,819	11,422,541	10,120,010
● Allowance for losses	-	(468)	(1)	(4,283)	(4,752)	(13)
Subtotal	1,146,799	1,901,991	2,915,463	5,453,536	11,417,789	10,119,997
Total in December 31, 2020	167,037,492	15,197,711	2,915,463	5,453,536	190,604,202
%	87.6	8.0	1.5	2.9	100.0
Total in December 31, 2019	35,710,944	17,554,267	3,219,405	1,746,147		58,230,763
%	61.3	30.2	5.5	3.0		100.0

20

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

b)  Income from interbank investments

Classified in the statement of income as income from operations with securities.

	R$ thousand
	2nd semester	Accrued on December 31
	2020	2020	2019
Income from investments in purchase and sale commitments:
• Own portfolio position	521,039	809,953	935,919
• Funded position	1,500,615	3,091,113	4,655,861
• Unrestricted position	856,141	2,329,099	677,860
Subtotal	2,877,795	6,230,165	6,269,640
Income from interest-earning deposits in other banks	160,332	400,508	919,459
Total (Note 8f III)	3,038,127	6,630,673	7,189,099

6)     COMPULSORY DEPOSITS WITH THE BRAZILIAN CENTRAL BANK

a)	Reserve requirement

	R$ thousand
	Remuneration	On December 31, 2020	On December 31, 2019
Compulsory deposit – demand deposits	not remunerated	9,857,922	7,042,022
Compulsory deposit – savings deposits	savings index	19,524,472	22,619,432
Compulsory deposit – time deposits	Selic rate	54,375,139	60,960,884
Total		83,757,533	90,622,338

For more information on compulsory deposits see Note 36.

b)	Revenue from reserve requirement

	R$ thousand
	2nd semester	Accrued on December 31
	2020	2020	2019
Reserve requirement – Bacen (Compulsory deposit)	742,828	2,017,755	4,304,874
Reserve requirement – SFH (1)	2,369	5,714	22,516
Total	745,197	2,023,469	4,327,390

(1)     Deposits requirement to SFH (Housing Finance System) are recorded under the caption “Other assets”.

21

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

7)	SECURITIES

Information on securities as follows:

a)  Summary of the consolidated classification of securities by operating segment and issuer

	R$ thousand
	On December 31, 2020%		On December 31, 2019%
Trading securities	54,486,599	16.6	39,777,903	12.5
- Government securities	47,338,471	14.4	32,951,763	10.4
- Corporate securities	7,148,128	2.2	6,826,140	2.1
Available-for-sale securities (2)	208,948,127	63.5	211,309,387	66.4
- Government securities	112,145,304	34.1	125,117,882	39.3
- Corporate securities	96,802,823	29.4	86,191,505	27.1
Held-to-maturity securities (2)	65,269,589	19.9	67,096,679	21.1
- Government securities	58,367,248	17.8	58,708,455	18.5
- Corporate securities	6,902,341	2.1	8,388,224	2.6
Total	328,704,315	100.0	318,183,969	100.0

- Government securities	217,851,023	66.3	216,778,100	68.1
- Corporate securities	110,853,292	33.7	101,405,869	31.9
Total	328,704,315	100.0	318,183,969	100.0

22

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
b)	Consolidated classification by category, maturity and operating segment

I)	Trading securities
Securities	R$ thousand
	On December 31, 2020							On December 31, 2019
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment

Financial treasury bills	-	375,460	4,091,617	9,571,434	14,038,511	14,067,552	(29,041)	16,943,056	1,196
National treasury notes	10,178,352	356,385	-	12,283,069	22,817,806	22,574,774	243,032	7,552,980	363,104
Financial bills	-	-	135,888	106,637	242,525	292,087	(49,562)	499,332	(4,116)
Debentures	-	300	177	833,593	834,070	1,038,018	(203,948)	798,746	15,809
National treasury bills	-	5,891,458	1,389,188	1,902,347	9,182,993	9,166,195	16,798	7,992,246	41
Brazilian foreign debt securities	5	-	-	725,510	725,515	701,201	24,314	47,308	1,296,763
Other	4,051,254	961,802	23,367	1,608,756	6,645,179	6,588,064	57,115	5,944,235	(95,667)
Total	14,229,611	7,585,405	5,640,237	27,031,346	54,486,599	54,427,891	58,708	39,777,903	1,577,130

II)	Available-for-sale securities
Securities (2)	R$ thousand
	On December 31, 2020							On December 31, 2019
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment

National treasury bills	-	20,343,604	11,197,205	33,830,850	65,371,659	63,584,882	1,786,777	79,985,441	2,573,699
Debentures	101,021	3,868,884	4,461,019	55,828,565	64,259,489	66,680,039	(2,420,550)	58,020,744	(232,586)
National treasury notes	15,169,152	1,637,703	-	12,013,881	28,820,736	27,758,819	1,061,917	35,425,784	1,902,624
Foreign corporate securities	48,625	26,077	90,335	6,488,957	6,653,994	6,324,899	329,095	7,442,003	268,637
Shares	3,402,217	-	-	-	3,402,217	3,516,596	(114,379)	3,566,819	(6,070)
Foreign government bonds	605,065	2,838,348	2,968,088	96,718	6,508,219	6,501,034	7,185	6,454,894	5,335
Certificates of real estate receivables	-	-	-	1,686,696	1,686,696	1,760,833	(74,137)	1,851,472	44,410
Brazilian foreign debt securities	759,258	-	-	8,813,115	9,572,373	9,222,104	350,269	1,746,931	50,811
Financial treasury bills	-	613,620	48,615	1,179,619	1,841,854	1,851,573	(9,719)	1,469,698	356
Promissory Notes	-	3,233,001	502,164	3,431,909	7,167,074	7,072,742	94,332	2,870,278	13,026
Other	2,874,206	1,729,453	1,389,441	7,670,716	13,663,816	13,728,386	(64,570)	12,475,323	57,964
Subtotal	22,959,544	34,290,690	20,656,867	131,041,026	208,948,127	208,001,907	946,220	211,309,387	4,678,206
Accounting Hedge (Note 7f II) (1)	-	-	-	-	-	-	(792,271)	-	(269,021)
Securities reclassified to “Held-to-maturity securities”	-	-	-	-	-	-	1,356,329	-	(545,381)
Total	22,959,544	34,290,690	20,656,867	131,041,026	208,948,127	208,001,907	1,510,278	211,309,387	3,863,804

23

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
III)	Held-to-maturity securities
Securities (2)	R$ thousand
	On December 31, 2020							On December 31, 2019
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for

National treasury bills	-	-	10,665,733	29,524,038	40,189,771	41,440,835	1,251,064	57,884,427	1,848,510
Certificates of real estate receivables	-	-	3,284	6,700,118	6,703,402	6,790,623	87,221	8,388,224	489,378
National treasury notes	99	778	676	18,123,723	18,125,276	18,696,822	571,546	820,887	126,149
Other	-	79,695	26,519	144,926	251,140	256,483	5,343	3,141	-
Total	99	80,473	10,696,212	54,492,805	65,269,589	67,184,763	1,915,174	67,096,679	2,464,037

c)   Breakdown of the portfolios by financial statement classification

Securities	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in December 31, 2020 (3) (4)	Total in December 31, 2019 (3) (4)
Securities pledged as colateral	37,078,336	20,433,921	16,322,382	151,158,811	224,993,450	142,657,852
Fixed income securities	32,566,163	20,433,921	16,322,382	151,158,811	220,481,277	138,088,767
● National treasury notes	25,347,603	357,163	676	25,826,175	51,531,617	12,316,374
● Financial treasury bills	-	285,390	3,775,547	9,503,472	13,564,409	14,748,942
● National treasury bills	-	7,053,808	5,973,483	26,546,908	39,574,199	12,574,425
● Debentures	101,021	3,869,184	1,433,593	52,595,778	57,999,576	55,214,774
● Financial bills	-	114,803	245,881	311,674	672,358	808,938
● Certificates of real estate receivables	-	-	3,290	8,412,091	8,415,381	10,267,775
● Foreign corporate securities	228,746	495,682	123,919	8,138,673	8,987,020	5,981,526
● Brazilian foreign debt securities	759,264	-	-	8,780,576	9,539,840	1,345,186
● Bank deposit certificates	-	3,233,001	502,164	3,439,268	7,174,433	404,436
● Promissory Notes	-	9	-	125	134	2,870,278
● Other	6,129,529	5,024,881	4,263,829	7,604,071	23,022,310	21,556,113
Equity securities	4,512,173	-	-	-	4,512,173	4,569,085
● Shares of listed companies	4,512,173	-	-	-	4,512,173	4,569,085
Restricted securities	110,918	20,439,168	18,197,006	60,892,551	99,639,643	171,536,343
Subject to repurchase agreements	-	15,145,139	17,741,187	53,989,288	86,875,614	152,543,889
● National treasury bills	-	13,504,814	14,617,825	37,646,282	65,768,921	119,857,795
● Foreign corporate securities	-	-	-	-	-	2,892,331
● National treasury notes	-	1,637,700	-	11,492,309	13,130,009	24,998,252
● Financial treasury bills	-	2,625	95,758	26,268	124,651	741,742
● Other	-	-	3,027,604	4,824,429	7,852,033	4,053,769
Given in guarantee to the Brazilian Central Bank	-	4,405,553	30,359	816,491	5,252,403	4,063,388
● National treasury bills	-	4,405,553	30,359	-	4,435,912	4,063,388

24

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
● National treasury notes	-	-	-	816,491	816,491	-
Privatization rights	-	-	-	29,532	29,532	34,384
Given in guarantee	110,918	888,476	425,460	6,057,240	7,482,094	14,894,682
● National treasury notes	-	4	-	3,771,882	3,771,886	4,594,392
● National treasury bills	-	187,408	156,531	1,064,046	1,407,985	7,267,365
● Financial treasury bills	-	701,064	268,929	1,221,312	2,191,305	2,925,211
● Other	110,918	-	-	-	110,918	107,714
Securities sold under repurchase agreements - unrestricted	-	1,083,479	2,473,928	513,815	4,071,222	3,989,774
● National treasury bills	-	1,083,479	2,473,928	-	3,557,407	2,099,139
● National treasury notes	-	-	-	513,815	513,815	1,890,635
Total	37,189,254	41,956,568	36,993,316	212,565,177	328,704,315	318,183,969
%	11.3	12.8	11.2	64.7	100.0	100.0

(1) For derivative financial instruments considered as accounting hedges, the category used is "Available-for-Sale Securities”;
(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. At the time of preparation of the consolidated financial statements as at June 30, 2020, Management decided to reclassify Securities Available for Sale to Held to Maturity, in the amount of R$20,009,471 thousand, without any gain or loss, as the gain in the amount of R$1,794,263 thousand, is being retained in shareholders’ equity and will be recognized in income statement over the remaining period of the securities, according to article 5 of said Circular. In the exercise of 2019, there were no sales or reclassifications of securities classified in this category;
(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification; and
(4) The fair value of securities is determined based on the market price quotation available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas.

d)  Impairment for Securities

In the year ended in December 31, 2020, there was an impairment recognized related to financial assets, mostly debentures, related to securities classified in the categories "Available for Sale" and "Held until Maturity" in the amount of R$2,637,989 thousand (2019 - R$2,058,004 thousand), net of constitution/reversal and which includes the result from a sale or transfer of financial assets and impairment of shares, classified in the category available for sale in the amount of R$188 thousand, totaling R$2,638,177 thousand.

In the 2nd semester of 2020, there was an impairment expense, net of reversals, of financial assets, mostly debentures, related to securities classified in the categories "Available for Sale" and "Held to Maturity" in the amount of R$1,993,002 thousand, net of constitution/reversal and which includes the result of a sale or transfer of financial assets.

25

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

8)     DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, relating an expected loss for each derivative portfolio (Credit valuation adjustment).

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at B3.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro-strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, look for gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partly settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

The Financial Statements include a Risk Management and Capital Note on the main risk-control metrics and the risk management structure’s key aspects. This Note complements the Securities and Derivatives Note and shows these instruments' exposures under various views, as well as derivatives' revenues and expenses.

26

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
a)	Amount of derivative financial instruments recognized by index

	R$ thousand
	Total in December 31, 2020					Total in December 31, 2019
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
Futures contracts						-
Purchase commitments:	66,164,471		1,947	-	1,947	120,822,849		4,468	-	4,468
- Interbank market	24,935,041	-	1,389	-	1,389	89,110,280	-	3,702	-	3,702
- Foreign currency	38,325,935	-	558	-	558	29,788,388	-	764	-	764
- Other	2,903,495	2,506,405	-	-	-	1,924,181	777,242	2	-	2
Sale commitments:	219,975,799		(560)	-	(560)	215,476,004		(713)	-	(713)
- Interbank market (1)	168,771,042	143,836,001	(2)	-	(2)	137,364,779	48,254,499	(30)	-	(30)
- Foreign currency (2)	50,807,667	12,481,732	(51)	-	(51)	76,964,286	47,175,898	(4)	-	(4)
- Other	397,090	-	(507)	-	(507)	1,146,939	-	(679)	-	(679)
						-
Option contracts						-
Purchase commitments:	29,583,214		1,569,236	895,667	2,464,903	72,752,348		1,336,294	310,565	1,646,859
- Interbank market	17,631,050	-	654,888	193,325	848,213	59,025,185	-	490,969	153,980	644,949
- Foreign currency	11,397,301	-	834,129	701,089	1,535,218	13,164,331	989,464	802,818	131,756	934,574
- Other	554,863	21,022	80,219	1,253	81,472	562,832	-	42,507	24,829	67,336
Sale commitments:	33,297,547		(1,658,735)	(589,180)	(2,247,915)	150,923,632		(1,403,648)	(12,609)	(1,416,257)
- Interbank market	19,925,808	2,294,758	(811,696)	(194,670)	(1,006,366)	138,174,393	79,149,208	(780,741)	(130,183)	(910,924)
- Foreign currency	12,837,898	1,440,597	(594,337)	(363,298)	(957,635)	12,174,867	-	(542,873)	124,936	(417,937)
- Other	533,841	-	(252,702)	(31,212)	(283,914)	574,372	11,540	(80,034)	(7,362)	(87,396)
						-
Forward contracts						-
Purchase commitments:	76,011,205		4,696,245	14,818	4,711,063	16,258,721		1,428,434	1,328	1,429,762
- Interbank market	246,269	246,269	1,859	14,818	16,677	232,706	232,706	1,859	1,328	3,187
- Foreign currency	70,345,084	48,576,798	(453)	-	(453)	13,794,259	-	(251,175)	-	(251,175)
- Other	5,419,852	4,451,509	4,694,839	-	4,694,839	2,231,756	1,563,753	1,677,750	-	1,677,750
Sale commitments:	22,736,629		(132,076)	(4,678)	(136,754)	15,834,563		125,532	(2,167)	123,365
- Foreign currency (2)	21,768,286	-	(82,681)	-	(82,681)	15,166,560	1,372,301	107,747	-	107,747
- Other	968,343	-	(49,395)	(4,678)	(54,073)	668,003	-	17,785	(2,167)	15,618
						-
Swap contracts						-
Assets (long position):	66,137,077		11,193,030	3,594,420	14,787,450	69,969,836		9,666,255	987,011	10,653,266
- Interbank market	4,062,990	-	104,256	216,862	321,118	7,703,103	3,434,228	118,969	85,416	204,385
- Fixed rate	33,427,359	19,386,846	4,160,018	26,031	4,186,049	38,654,923	19,304,909	8,251,750	(515,320)	7,736,430

27

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

- Foreign currency	24,369,039	1,177,263	6,169,577	3,051,417	9,220,994	19,746,372	-	1,032,687	1,066,491	2,099,178
- IGPM	636,581	-	432,391	22,676	455,067	670,554	-	124,132	118,554	242,686
- Other	3,641,108	-	326,788	277,434	604,222	3,194,884	-	138,717	231,870	370,587
Liabilities (unrestricted position):	50,474,891		(10,842,603)	(2,648,682)	(13,491,285)	52,222,961		(9,043,985)	(3,161,114)	(12,205,099)
- Interbank market	7,317,810	3,254,820	(103,210)	(26,306)	(129,516)	4,268,875	-	(178,453)	76,722	(101,731)
- Fixed rate	14,040,513	-	(2,431,630)	(1,448,121)	(3,879,751)	19,350,014	-	(5,547,009)	(2,015,586)	(7,562,595)
- Foreign currency	23,191,776	-	(7,119,016)	(801,099)	(7,920,115)	21,483,368	1,736,996	(2,750,465)	(605,694)	(3,356,159)
- IGPM	868,696	232,115	(541,495)	(44,689)	(586,184)	893,000	222,446	(167,300)	(170,755)	(338,055)
- Other	5,056,096	1,414,990	(647,252)	(328,467)	(975,719)	6,227,704	3,032,820	(400,758)	(445,801)	(846,559)
Total	564,380,833		4,826,484	1,262,365	6,088,849	714,260,914		2,112,637	(1,876,986)	235,651

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting hedges to protect CDI-related funding totaling R$128,431,775 thousand (R$76,405,734 thousand in december 2019); and (ii) accounting cash flow hedges in the amount of R$12,942,667 thousand (R$21,015,183 thousand in December 2019) (note 8 fII);
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$29,678,043 thousand (R$64,376,717 thousand in December 2019), contemplating the capital reduction carried out In the six month period ended June 30, 2020, in the amount of R$59,546,684 thousand; and

(3) Reflects the net balance between the Asset and Liability position.

28

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
b)	Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost, fair value and maturity

	R$ thousand
	On December 31, 2020									On December 31, 2019
	Original amortized cost	Fair value adjustment	Fair value	%	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	Total
Adjustment receivable - swaps	11,193,030	3,594,419	14,787,449	61.9	656,297	234,828	190,079	13,706,245	14,787,449	10,653,266
Adjustment receivable - future	1,947	-	1,947	-	1,715	-	2	230	1,947	4,468
Receivable forward purchases	5,684,286	14,878	5,699,164	23.8	3,563,612	1,303,543	579,989	252,020	5,699,164	1,747,792
Receivable forward sales (1)	956,806	(4,590)	952,216	4.0	355,980	164,411	55,397	376,428	952,216	287,676
Premiums on exercisable options	1,569,236	895,667	2,464,903	10.3	399,861	116,807	141,453	1,806,782	2,464,903	1,646,859
Total assets (A)	19,405,305	4,500,374	23,905,679	100.0	4,977,465	1,819,589	966,920	16,141,705	23,905,679	14,340,061
Adjustment payables - swaps	(10,842,603)	(2,648,680)	(13,491,283)	75.8	(890,781)	25,115	(578,097)	(12,047,520)	(13,491,283)	(12,205,099)
Adjustment payables - future	(560)	-	(560)	-	(51)	(3)	-	(506)	(560)	(713)
Payable forward purchases	(988,040)	(60)	(988,100)	5.5	(218,570)	(462,424)	(119,724)	(187,382)	(988,100)	(318,030)
Payable forward sales	(1,088,882)	(87)	(1,088,969)	6.1	(383,834)	(170,159)	(181,666)	(353,310)	(1,088,969)	(164,311)
Premiums on written options	(1,658,735)	(589,180)	(2,247,915)	12.6	(409,021)	(124,818)	(206,011)	(1,508,065)	(2,247,915)	(1,416,257)
Total liabilities (B)	(14,578,820)	(3,238,007)	(17,816,827)	100.0	(1,902,257)	(732,289)	(1,085,498)	(14,096,783)	(17,816,827)	(14,104,410)
										-
Net Effect (A-B)	4,826,485	1,262,367	6,088,852		3,075,208	1,087,300	(118,578)	2,044,922	6,088,852	235,651

(1)    Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

c)	Futures, options, forward and swap contracts – (Reference Value)

	R$ thousand
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	On December 31, 2020	On December 31, 2019

Futures contracts (1)	113,030,279	22,034,294	31,333,859	119,741,838	286,140,270	336,298,853
Option contracts	47,958,804	3,547,050	4,686,522	6,688,385	62,880,761	223,675,980
Forward contracts (1)	46,283,516	18,702,771	29,513,468	4,248,079	98,747,834	32,093,284
Swap contracts	10,021,090	14,605,270	7,724,745	84,260,863	116,611,968	122,192,797
On December 31, 2020	217,293,689	58,889,385	73,258,594	214,939,165	564,380,833	714,260,914
On December 31, 2019	412,479,396	58,947,689	58,054,738	184,779,091		714,260,914
(1)	Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

29

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
d)	Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

	R$ thousand
	On December 31, 2020	On December 31, 2019
Government securities
National treasury bills	-	4,620,246
National treasury notes	4,368,766	5,270,514
Total	4,368,766	9,890,760

e)	Revenues and expenses, net

	R$ thousand
	2nd semester	Accrued on December 31
	2020	2020	2019
Swap contracts	3,168,584	2,351,288	(460,909)
Forward contracts (1)	(6,974,776)	(5,684,529)	224,200
Option contracts	3,052,660	3,784,741	281,262
Futures contracts (1)	388,564	(20,768,065)	(627,584)
Total (Note 6g)	(364,968)	(20,316,565)	(583,031)

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

f)	Reference values of derivative financial instruments, by trading location and counterparts

	R$ thousand
	Total in December 31, 2020	Total in December 31, 2019
B3 (stock exchange)	325,254,129	528,819,470
B3 (over-the-counter)	203,170,001	143,816,409
- Financial Institutions	44,352,011	62,502,611
- Companies	158,472,601	80,896,730
- Individuals	345,389	417,068
Overseas (stock exchange) (1)	15,256,532	18,292,330
Overseas (over-the-counter) (1)	20,700,171	23,332,705
Total	564,380,833	714,260,914

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

I)	Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousand
	On December 31, 2020	On December 31, 2019
Risk received in credit Swaps:	3,872,939	3,894,982
- Debt securities issued by companies	1,024,244	791,045
- Bonds of the Brazilian public debt	2,580,026	3,056,778
- Bonds of foreign public debt	268,669	47,159
Risk transferred in credit Swaps:	(1,304,372)	(1,108,443)
- Brazilian public debt derivatives	(332,589)	(181,382)
- Foreign public debt derivatives	(971,783)	(927,061)
Total net credit risk value	2,568,567	2,786,539
Effect on Shareholders' Equity	105,226	84,382
Remuneration on the counterparty receiving the risk	(26,462)	(11,945)

The contracts related to credit derivatives transactions described above are due in 2025. There were no credit events, as defined in the agreements, during the period.

30

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
II)	Hedge Accounting

On December 31, 2020, Bradesco maintained hedge, in accordance with Bacen's Circular No. 3,082/02, composed by:

Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the outcome of the organization. The effective portion of the changes in fair value of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	12,942,667	13,197,717	100,114	55,063
Hedge of interest payments on funding (2)	128,431,775	126,398,921	(316,082)	(173,845)
Total in December 31, 2020	141,374,442	139,596,638	(215,968)	(118,782)

Hedge of interest receipts from investments in securities (1)	21,015,183	21,127,503	216,845	119,265
Hedge of interest payments on funding (1)	76,405,734	75,942,005	(97,192)	(53,456)
Total in December 31, 2019	97,420,917	97,069,508	119,653	65,809

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with the maturity until 2025, making the cash flow prefixed; and

(2) Referring to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates until 2023, making the cash flow prefixed.

The effectiveness of the hedge portfolio is in accordance with Bacen's Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the cash flow hedge, which we expect to recognize in the income statement, amount to R$(75,173) thousand.

There were no gains/(losses) related to the ineffectiveness of the cash flow hedge recorded in the income statement in the year ended on December 31, 2020 and 2019.

Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	4,839,546	2,570,621	(576,303)	(316,967)
Total in December 31, 2020	4,839,546	2,570,621	(576,303)	(316,967)

Hedge of exchange variation on future cash flows (1)	1,919,177	925,820	(388,674)	(213,771)
Total in December 31, 2019	1,919,177	925,820	(388,674)	(213,771)

(1) Whose functional currency is different from the real, using Forward and Dollar Futures contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso) and USD (United States Dollar).

The effectiveness of the hedge portfolio is in accordance with Bacen's Circular No. 3,082/02.

31

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

For the next 12 months, the gains/(losses) related to the hedge of investments abroad (specifically the over-hedge made to cover tax effects), which we expect to recognize in the result, amount to R$307 thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, in the second half of 2020, was R$ 2,161 thousand and in the year ended in December 31, 2020, was R$(12,697) thousand (R$(15,750) thousand in 2019).

III)	Income from securities, insurance and derivative financial instruments

	R$ thousand
	2nd semester	Accrued on December 31
	2020	2020	2019
Fixed income securities (1)	9,017,495	22,429,480	20,839,581
Interbank investments (Note 5b)	3,038,127	6,630,673	7,189,099
Equity securities	(614,484)	(1,565,560)	(494,098)
Subtotal	11,441,138	27,494,593	27,534,582
Net gain or (loss) from derivative financial instruments (Note 6d V)	(364,968)	(20,316,565)	(583,031)
Total	11,076,170	7,178,028	26,951,551

(1) In the year ended in December 31, 2020, there were losses due to impairment of financial assets (mostly debentures), in the amount of R$1,960,911 thousand (R$2,058,004 thousand in 2019) and in the second half of 2020, in the amount of R$1,902,875 thousand, net of constitution/reversal. Including the result from a sale or transfer of financial assets, we do have an impairment of R$2,637,989 thousand in the year.

32

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

9)	LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)  By type and maturity

	R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in December 31, 2020 (A)	-4%	Total in December 31, 2019 (A)	-4%

Discounted trade receivables and loans (1)	16,504,243	12,772,842	12,468,716	28,768,209	35,244,281	123,168,178	228,926,469	39.7	185,572,294	36.1
Financing and on-lending	4,216,608	4,779,498	5,781,063	18,526,671	20,569,550	121,649,239	175,522,629	30.4	144,537,677	28.0
Agricultural and agribusiness loans	497,285	568,703	788,290	2,949,000	6,972,491	8,020,863	19,796,632	3.4	20,392,848	4.0
Subtotal	21,218,136	18,121,043	19,038,069	50,243,880	62,786,322	252,838,280	424,245,730	73.5	350,502,819	68.1
Leases	95,928	102,608	88,890	249,759	458,425	1,617,083	2,612,693	0.5	2,726,858	0.5
Advances on foreign exchange contracts (2)	601,388	1,295,796	1,025,335	3,370,463	1,172,258	66,682	7,531,922	1.3	15,684,618	3.0
Subtotal	21,915,452	19,519,447	20,152,294	53,864,102	64,417,005	254,522,045	434,390,345	75.3	368,914,295	71.6
Other receivables (3)	23,217,020	10,763,536	6,272,571	8,223,875	4,325,338	347,978	53,150,318	9.2	57,375,862	11.1
Credit portfolio	45,132,472	30,282,983	26,424,865	62,087,977	68,742,343	254,870,023	487,540,663	84.5	426,290,157	82.7
Acquisition of credit card receivables	4,290,459	1,408,216	881,802	1,216,901	552,080	-	8,349,458	1.4	9,485,622	1.8
Subtotal	49,422,931	31,691,199	27,306,667	63,304,878	69,294,423	254,870,023	495,890,121	85.9	435,775,779	84.5
Sureties and guarantees	641,880	905,295	1,289,829	6,470,156	13,457,806	57,471,730	80,236,696	13.9	78,231,263	15.2
Guarantee given on rural loans assigned	-	-	-	-	9,281	40,054	49,335	-	60,757	-
Letters of credit for imports	56,059	196,516	109,864	178,379	42,204	473,591	1,056,613	0.2	1,411,197	0.3
Confirmed exports loans	3,765	4,915	-	-	1,354	-	10,034	-	20,227	-
Total - Memorandum accounts	701,704	1,106,726	1,399,693	6,648,535	13,510,645	57,985,375	81,352,678	14.1	79,723,444	15.5
Total on December 31, 2020	50,124,635	32,797,925	28,706,360	69,953,413	82,805,068	312,855,398	577,242,799	100.0
Total on December 31, 2019	58,898,962	34,594,502	25,653,331	62,195,348	81,188,620	252,968,460			515,499,223	100.0

33

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

	R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total in December 31, 2020 (B)	-4%	Total in December 31, 2019 (B)	-4%

Discounted trade receivables and loans (1)	892,874	768,506	596,139	1,635,686	2,908,381	6,801,586	83.3	9,321,134	81.4
Financing and on-lending	273,498	168,637	78,344	161,282	185,535	867,296	10.6	988,523	8.6
Agricultural and agribusiness loans	109,429	22,688	22,181	28,388	20,196	202,882	2.5	165,321	1.4
Subtotal	1,275,801	959,831	696,664	1,825,356	3,114,112	7,871,764	96.4	10,474,978	91.4
Leases	1,149	652	915	698	464	3,878	-	25,473	0.2
Advances on foreign exchange contracts (2)	1,793	4,608	69,071	34	-	75,506	0.9	372,646	3.3
Subtotal	1,278,743	965,091	766,650	1,826,088	3,114,576	7,951,148	97.3	10,873,097	94.9
Other receivables (3)	38,077	11,447	12,379	62,072	92,749	216,724	2.7	590,180	5.1
Total on December 31, 2020	1,316,820	976,538	779,029	1,888,160	3,207,325	8,167,872	100.0
Total on December 31, 2019	1,353,534	1,410,271	1,686,642	2,792,308	4,220,522			11,463,277	100.0

	R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in December 31, 2020 (C)	-4%	Total in December 31, 2019 (C)	-4%

Discounted trade receivables and loans (1)	537,132	493,402	446,619	1,087,087	1,801,118	5,659,835	10,025,193	73.6	10,388,294	66.4
Financing and on-lending	141,599	135,357	123,673	344,070	574,408	2,140,610	3,459,717	25.4	5,001,646	32.0
Agricultural and agribusiness loans	231	633	1,522	5,167	18,327	37,639	63,519	0.5	70,669	0.5
Subtotal	678,962	629,392	571,814	1,436,324	2,393,853	7,838,084	13,548,429	99.5	15,460,609	98.9
Leases	1,141	1,120	1,054	3,118	7,324	16,110	29,867	0.2	105,184	0.7
Subtotal	680,103	630,512	572,868	1,439,442	2,401,177	7,854,194	13,578,296	99.7	15,565,793	99.6
Other receivables (3)	3,004	2,627	2,412	6,160	8,573	19,448	42,224	0.3	66,965	0.4
Total on December 31, 2020	683,107	633,139	575,280	1,445,602	2,409,750	7,873,642	13,620,520	100.0
Total on December 31, 2019	914,045	792,928	762,050	1,794,141	2,939,535	8,430,059			15,632,758	100.0

34

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
	R$ thousand
	Total
	Total in December 31, 2020 (A+B+C)	-4%	Total in December 31, 2019 (A+B+C)	-4%

Discounted trade receivables and loans (1)	245,753,248	41.1	205,281,722	37.9
Financing and on-lending	179,849,642	30.0	150,527,846	27.7
Agricultural and agribusiness loans	20,063,033	3.3	20,628,838	3.8
Subtotal	445,665,923	74.4	376,438,406	69.4
Leases	2,646,438	0.4	2,857,515	0.5
Advances on foreign exchange contracts (2)	7,607,428	1.3	16,057,264	3.0
Subtotal	455,919,789	76.1	395,353,185	72.9
Other receivables (3)	53,409,266	8.9	58,033,007	10.7
Credit portfolio	509,329,055	85.0	453,386,192	83.6
Acquisition of credit card receivables	8,349,458	1.4	9,485,622	1.7
Subtotal	517,678,513	86.4	462,871,814	85.3
Sureties and guarantees	80,236,696	13.4	78,231,263	14.4
Guarantee given on rural loans assigned	49,335	-	60,757	-
Letters of credit for imports	1,056,613	0.2	1,411,197	0.3
Confirmed exports loans	10,034	-	20,227	-
Total - Memorandum accounts	81,352,678	13.6	79,723,444	14.7
Total on December 31, 2020	599,031,191	100.0
Total on December 31, 2019			542,595,258	100.0

(1) Including credit card loans and advances on credit card receivables of R$9,922,375 thousand (R$13,499,626 thousand in December 2019);
(2) Advances on foreign exchange contracts are classified as a deduction from “Other financial liabilities”;
(3) The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants), in the amount of R$34,605,794 thousand (R$33,977,701 thousand in december 2019); and
(4) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables, co-obligations in rural loan assignments, credits opened for importation and confirmed export credits.

35

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
b)	By type and levels of risk

	R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total in December 31, 2020	% (1)	Total in December 31, 2019	% (1)

Discounted trade receivables and loans	24,764,655	60,421,441	74,904,019	39,717,259	13,875,244	5,184,754	5,975,067	2,952,062	17,958,747	245,753,248	41.7	205,281,722	38.7
Financing and on-lending	103,688,312	32,700,928	22,841,574	12,064,510	2,792,407	1,593,427	1,776,318	966,966	1,425,200	179,849,642	30.5	150,527,846	28.3
Agricultural and agribusiness loans	5,453,419	8,452,416	4,571,416	1,243,393	189,886	44,056	18,988	8,175	81,284	20,063,033	3.4	20,628,838	3.9
Subtotal	133,906,386	101,574,785	102,317,009	53,025,162	16,857,537	6,822,237	7,770,373	3,927,203	19,465,231	445,665,923	75.6	376,438,406	70.9
Leases	503,270	862,399	1,167,888	29,120	20,177	11,599	4,867	16,184	30,934	2,646,438	0.4	2,857,515	0.5
Advances on foreign exchange contracts (2)	2,159,828	1,371,247	2,180,450	1,635,582	14,684	40,547	162	27,683	177,245	7,607,428	1.3	16,057,264	3.0
Subtotal	136,569,484	103,808,431	105,665,347	54,689,864	16,892,398	6,874,383	7,775,402	3,971,070	19,673,410	455,919,789	77.3	395,353,185	74.4
Other receivables	13,903,222	16,123,413	10,445,535	10,578,735	1,449,767	174,159	58,063	59,154	617,218	53,409,266	9.1	58,033,007	10.9
Subtotal	150,472,706	119,931,844	116,110,882	65,268,599	18,342,165	7,048,542	7,833,465	4,030,224	20,290,628	509,329,055	86.4	453,386,192	85.3
Sureties and guarantees (3)	68,999,106	2,520,861	1,795,771	208,432	3,840,356	2,872,170	-	-	-	80,236,696	13.6	78,231,263	14.7
Total on December 31, 2020	219,471,812	122,452,705	117,906,653	65,477,031	22,182,521	9,920,712	7,833,465	4,030,224	20,290,628	589,565,751	100.0
%	37.2	20.8	20.0	11.1	3.8	1.7	1.3	0.7	3.4	100.0
Total on December 31, 2019	207,679,788	175,502,672	51,031,987	47,815,056	12,384,499	10,164,953	4,141,029	4,036,499	18,860,972			531,617,455	100.0
%	39.1	33.0	9.6	9.0	2.3	1.9	0.8	0.8	3.5			100.0

(1) Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments;

(2) Advances on foreign exchange contracts are presented in the statement of financial position as a deduction from “Other financial liabilities”; and

(3) The provision for losses, associated to the financial guarantees provided, is being evaluated as provided by CMN Resolution No. 4,512/16, more information on the methodology used, see Note 20a I.

36

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
c)	Composition of loan operations by risk level and delay situation

I)	Levels of risk

	R$ thousand
	Levels of risk
	Non-performing loans (3)
	AA	A	B	C	D	E	F	G	H	Total in December 31, 2020	% (1)	Total in December 31, 2019	% (1)
Installments not yet due	-	-	1,570,681	1,954,430	2,527,731	1,452,605	831,970	801,124	4,481,979	13,620,520	100.0	15,632,758	100.0
1 to 30	-	-	81,605	118,731	127,964	69,748	38,689	36,841	209,529	683,107	5.0	914,045	5.8
31 to 60	-	-	75,937	105,705	116,878	65,046	38,435	37,561	193,577	633,139	4.6	792,928	5.1
61 to 90	-	-	64,194	87,120	101,755	57,142	32,435	30,816	201,818	575,280	4.2	762,050	4.9
91 to 180	-	-	152,439	214,292	270,344	159,774	93,001	95,030	460,722	1,445,602	10.6	1,794,141	11.5
181 to 360	-	-	240,648	354,473	454,973	269,204	152,385	148,157	789,910	2,409,750	17.7	2,939,535	18.8
More than 360	-	-	955,858	1,074,109	1,455,817	831,691	477,025	452,719	2,626,423	7,873,642	57.9	8,430,059	53.9
Past-due installments (2)	-	-	451,766	567,118	689,980	599,714	503,178	469,765	4,886,351	8,167,872	100.0	11,463,277	100.0
1 to 14	-	-	6,785	37,649	45,150	22,754	13,434	13,141	221,785	360,698	4.4	297,920	2.6
15 to 30	-	-	383,271	181,900	132,750	63,309	26,215	23,945	144,732	956,122	11.7	1,055,614	9.2
31 to 60	-	-	61,710	307,164	185,217	81,635	44,784	55,315	240,713	976,538	12.0	1,410,271	12.3
61 to 90	-	-	-	14,842	289,828	92,902	43,293	35,540	302,624	779,029	9.5	1,686,642	14.7
91 to 180	-	-	-	25,563	37,035	325,358	356,634	318,045	825,525	1,888,160	23.1	2,792,308	24.4
181 to 360	-	-	-	-	-	13,756	18,818	23,779	3,081,066	3,137,419	38.4	4,157,796	36.3
More than 360	-	-	-	-	-	-	-	-	69,906	69,906	0.9	62,726	0.5
Subtotal	-	-	2,022,447	2,521,548	3,217,711	2,052,319	1,335,148	1,270,889	9,368,330	21,788,392		27,096,035
Specific provision	-	-	20,225	75,647	321,771	615,696	667,574	889,623	9,368,330	11,958,866		14,403,070

(1) Percentage of maturities by type of installment;
(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99; and

(3) For contracts with installments past-due for more than 14 days or which have been restructured or where the borrower is bankrupt or in judicial recovery.

37

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
	R$ thousand
	Levels of risk
	Performing loans (2)
	AA	A	B	C	D	E	F	G	H	Total in December 31, 2020	% (1)	Total in December 31, 2019	% (1)

Installments not yet due	150,342,383	119,650,498	114,028,517	62,571,474	15,014,964	4,966,173	6,476,945	2,746,630	10,788,555	486,586,139	99.8	424,599,216	99.6
1 to 30	9,120,121	14,851,714	8,471,219	8,384,757	1,566,835	713,043	318,695	100,133	651,431	44,177,948	9.1	51,062,002	12.0
31 to 60	7,889,013	8,247,580	6,928,640	5,421,991	929,151	190,010	105,349	62,643	508,606	30,282,983	6.2	32,688,533	7.7
61 to 90	7,164,799	7,476,250	5,331,452	5,079,668	744,232	179,776	138,836	60,873	248,979	26,424,865	5.4	23,962,044	5.6
91 to 180	19,808,197	18,374,044	12,031,318	7,898,212	1,444,336	426,948	774,673	245,122	1,085,127	62,087,977	12.7	53,011,952	12.4
181 to 360	19,167,294	16,301,912	17,585,622	10,228,268	2,738,417	675,805	459,438	370,003	1,215,584	68,742,343	14.1	67,226,042	15.8
More than 360	87,192,959	54,398,998	63,680,266	25,558,578	7,591,993	2,780,591	4,679,954	1,907,856	7,078,828	254,870,023	52.3	196,648,643	46.1
Past due up to 14 days	130,323	281,346	59,918	175,577	109,490	30,050	21,372	12,705	133,743	954,524	0.2	1,690,941	0.4
Subtotal	150,472,706	119,931,844	114,088,435	62,747,051	15,124,454	4,996,223	6,498,317	2,759,335	10,922,298	487,540,663	100.0	426,290,157	100.0
Generic provision	-	599,659	1,140,884	1,882,411	1,512,445	1,498,867	3,249,158	1,931,534	10,922,298	22,737,256		15,376,291
Total on December 31, 2020	150,472,706	119,931,844	116,110,882	65,268,599	18,342,165	7,048,542	7,833,465	4,030,224	20,290,628	509,329,055
Existing provision	-	728,056	1,409,023	5,803,040	4,885,649	3,405,380	4,763,946	3,913,701	20,290,628	45,199,423
Minimum required provision	-	599,659	1,161,109	1,958,058	1,834,216	2,114,563	3,916,732	2,821,157	20,290,628	34,696,122
Supplementary provision	-	128,397	247,914	3,844,982	3,051,433	1,290,817	847,214	1,092,544	-	10,503,301
Total on December 31, 2019	142,003,181	171,126,042	49,372,456	47,721,211	7,980,539	8,144,263	4,141,029	4,036,499	18,860,972			453,386,192
Existing provision	-	976,271	579,436	4,157,651	1,945,027	3,578,467	2,607,301	3,958,604	18,860,972			36,663,729
Minimum required provision	-	855,630	493,726	1,431,636	798,054	2,443,279	2,070,515	2,825,549	18,860,972			29,779,361
Supplementary provision	-	120,641	85,710	2,726,015	1,146,973	1,135,188	536,786	1,133,055	-			6,884,368

(1) Percentage of maturities by type of installment; and

(2) Transactions past-due for less than 15 days and which have not been restructured and where the borrower is not bankrupt or in judicial recovery.

38

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
II)	Breakdown of loans and allowance for loan losses

Level of risk	R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	Cumulative % on December 31, 2020 (2)	Cumulative % on December 31, 2019 (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	150,472,706	150,472,706	29.6	29.6	31.3
A	-	-	-	119,931,844	119,931,844	23.5	53.1	69.0
B	451,766	1,570,681	2,022,447	114,088,435	116,110,882	22.8	75.9	79.9
C	567,118	1,954,430	2,521,548	62,747,051	65,268,599	12.8	88.7	90.4
Subtotal	1,018,884	3,525,111	4,543,995	447,240,036	451,784,031	88.7
D	689,980	2,527,731	3,217,711	15,124,454	18,342,165	3.6	92.3	92.2
E	599,714	1,452,605	2,052,319	4,996,223	7,048,542	1.4	93.7	94.0
F	503,178	831,970	1,335,148	6,498,317	7,833,465	1.5	95.2	94.9
G	469,765	801,124	1,270,889	2,759,335	4,030,224	0.8	96.0	95.8
H	4,886,351	4,481,979	9,368,330	10,922,298	20,290,628	4.0	100.0	100.0
Subtotal	7,148,988	10,095,409	17,244,397	40,300,627	57,545,024	11.3
Total on December 31, 2020	8,167,872	13,620,520	21,788,392	487,540,663	509,329,055	100.0
%	1.6	2.7	4.3	95.7	100.0
Total on December 31, 2019	11,463,277	15,632,758	27,096,035	426,290,157	453,386,192
%	2.5	3.5	6.0	94.0	100.0

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk on total portfolio.

III)	Operations

Exposure - Loans	R$ thousand
	On time	Past-due until 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Total in December 31, 2020	473,965,604	9,877,889	11,034,801	3,327,229	4,869,964	6,004,066	249,502	509,329,055
Total in December 31, 2019	411,407,364	10,854,637	12,216,194	3,970,341	6,428,711	8,381,323	127,622	453,386,192

39

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
IV)	Emergency Employment Support Program (PESE)

Considering the provisions of the CMN Resolution No. 4,846/20, we demonstrate below the loans relating to the Emergency Employment Support Program (PESE) classified by level of risk and accompanied by the amount of the provision made for each level of risk:

R$ thousand
Rating	Assets	Provision
AA	14,144	-
A	93,650	70
B	272,091	408
C	977,458	14,330
D	113,968	5,127
E	6,991	524
F	2,227	234
G	1,348	202
H	5,188	778
Total	1,487,065	21,673

d)  Concentration of loans

	R$ thousand
	On December 31, 2020	% (1)	On December 31, 2019	% (1)
Largest borrower	10,661,873	2.1	8,870,762	2.0
10 largest borrowers	38,638,446	7.6	35,177,697	7.8
20 largest borrowers	56,123,996	11.0	51,718,848	11.4
50 largest borrowers	80,415,643	15.8	76,286,455	16.8
100 largest borrowers	98,516,270	19.3	92,082,076	20.3
(1)	Percentage on total portfolio (as defined by Bacen).

e)  By economic sector

	R$ thousand
	On December 31, 2020%		On December 31, 2019%
Public sector	11,810,973	2.3	8,899,863	2.0
Oil, derivatives and aggregate activities	10,661,873	2.1	8,870,762	2.0
Production and distribution of electricity	1,074,867	0.2	3,032	-
Other industries	74,233	-	26,069	-
Private sector	497,518,082	97.7	444,486,329	98.0
Companies	241,088,403	47.3	213,825,511	47.2
Real estate and construction activities	20,092,249	3.9	21,695,592	4.8
Retail	36,498,461	7.2	35,521,621	7.8
Services	30,106,424	5.9	20,133,981	4.4
Transportation and concession	23,662,184	4.6	20,807,687	4.6
Automotive	15,625,309	3.1	12,723,830	2.8
Food products	13,378,255	2.6	11,067,069	2.4
Wholesale	16,479,704	3.2	14,327,816	3.2
Production and distribution of electricity	6,979,203	1.4	2,868,563	0.6
Iron and steel industry	10,036,586	2.0	9,022,956	2.0
Sugar and alcohol	6,878,558	1.4	6,191,961	1.4
Holding	2,971,345	0.6	2,940,207	0.6
Capital goods	3,408,997	0.7	3,197,561	0.7
Pulp and paper	3,589,015	0.7	2,331,950	0.5
Chemical	5,510,960	1.1	4,787,210	1.1
Cooperative	3,829,556	0.8	2,843,482	0.6
Financial	3,062,861	0.6	1,904,654	0.4
Leisure and tourism	4,011,957	0.8	3,401,206	0.8
Textiles	2,481,493	0.5	2,380,689	0.5
Agriculture	1,631,959	0.3	1,833,734	0.4
Oil, derivatives and aggregate activities	2,177,060	0.4	1,715,630	0.4
Other industries	28,676,267	5.6	32,128,112	7.1
Individuals	256,429,679	50.3	230,660,818	50.9
Total	509,329,055	100.0	453,386,192	100.0

40

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
f)	Changes in the renegotiated portfolio

	R$ thousand
	2020	2019
Opening balance on exercise	19,030,657	17,143,212
Amount renegotiated	34,683,660	20,283,735
Amount received/Others (1)	(19,448,835)	(13,363,684)
Write-offs	(4,508,342)	(5,032,606)
Closing balance on December 31	29,757,140	19,030,657
Allowance for loan losses expense	18,311,603	12,724,216
Percentage on renegotiated portfolio	61.5%	66.9%

(1) Includes the settlement of renegotiated contracts through the execution of new operations.

g)   Income from loans and leasing

	R$ thousand
	2nd semester	Accrued on December 31
	2020	2020	2019
Discounted trade receivables and loans	23,398,457	48,821,348	49,426,288
Financing and on-lending	8,061,594	16,712,101	16,573,602
Agricultural and agribusiness loans	734,008	1,506,278	1,462,374
Subtotal	32,194,059	67,039,727	67,462,264
Recovery of credits charged-off as losses	3,407,381	5,921,032	7,911,716
Subtotal	35,601,440	72,960,759	75,373,980
Leases, net of expenses	68,310	155,864	259,682
Total	35,669,750	73,116,623	75,633,662

41

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

h)  Provision for expected losses, changes in provision for expected losses and expected credit loss associated with credit risk expense

I)	Composition - Provisions for Expected Losses Associated with Credit Risk

Level of risk	R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Supplementary	Existing	Cumulative % on December 31, 2020 (1)	Cumulative % on December 31, 2019 (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	599,659	599,659	128,397	728,056	0.6	0.6
B	1.0	4,518	15,707	20,225	1,140,884	1,161,109	247,914	1,409,023	1.2	1.2
C	3.0	17,014	58,633	75,647	1,882,411	1,958,058	3,844,982	5,803,040	8.9	8.7
Subtotal		21,532	74,340	95,872	3,622,954	3,718,826	4,221,293	7,940,119	1.8	1.4
D	10.0	68,998	252,773	321,771	1,512,445	1,834,216	3,051,433	4,885,649	26.6	24.4
E	30.0	179,914	435,782	615,696	1,498,867	2,114,563	1,290,817	3,405,380	48.3	43.9
F	50.0	251,589	415,985	667,574	3,249,158	3,916,732	847,214	4,763,946	60.8	63.0
G	70.0	328,836	560,787	889,623	1,931,534	2,821,157	1,092,544	3,913,701	97.1	98.1
H	100.0	4,886,351	4,481,979	9,368,330	10,922,298	20,290,628	-	20,290,628	100.0	100.0
Subtotal		5,715,688	6,147,306	11,862,994	19,114,302	30,977,296	6,282,008	37,259,304	64.7	71.7
Total on December 31, 2020		5,737,220	6,221,646	11,958,866	22,737,256	34,696,122	10,503,301	45,199,423	8.9
%		12.7	13.8	26.5	50.3	76.8	23.2	100.0
Total on December 31, 2019		7,928,291	6,474,779	14,403,070	15,376,291	29,779,361	6,884,368	36,663,729		8.1
%		21.6	17.7	39.3	41.9	81.2	18.8	100.0

(1) Percentage of existing provision in relation to total portfolio, by level of risk.

42

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
II)	Changes in allowance for loan losses

	R$ thousand
	2020	2019
- Specific provision (1)	14,403,070	14,063,924
- Generic provision (2)	15,376,291	14,061,946
- Supplementary provision (3)	6,884,368	6,881,309
Opening balance on exercise	36,663,729	35,007,179
Accounting for allowance for loan losses (Note 9h III)	25,228,742	18,749,157
Write-offs	(17,336,860)	(17,398,906)
Exchange variation	547,117	306,299
Balance originating from an acquired institution (5)	96,695	-
Closing balance on December 31 (4)	45,199,423	36,663,729
- Specific provision (1)	11,958,866	14,403,070
- Generic provision (2)	22,737,256	15,376,291
- Supplementary provision (3)	10,503,301	6,884,368

(1) For contracts with installments past-due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item;
(3) The supplementary provision is constituted considering our provisioning model, which is based on statistical models that capture historical and prospective information, and Management's experience, in order to reflect our expectation of losses in different economic scenarios (positive, expected and adverse);

(4) On December 31, 2020, includes a provision related to possible losses in an adverse economic scenario, in the amount of R$11,429 million, allocated in the supplementary provision and in the specific and generic provisions (according to Resolution No. 2,682/99) to absorb the impacts of a worsening scenario which could result in an increase in the level of defaults, as a result of the bankruptcy of companies, an increase in the unemployment rate, as well as the degradation of the value of guarantees; and

(5) Represented by BAC Florida Bank.

III)	Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	R$ thousand
	2nd semester	Accrued on December 31
	2020	2020	2019
Amount recorded	9,679,429	25,228,742	18,749,157
Amount recovered	(3,407,381)	(5,921,032)	(7,911,716)
Allowance for Loan Losses expense net of amounts recovered (1)	6,272,048	19,307,710	10,837,441

(1) In the year ended December 31, 2020, there was an assignment of credit from an active operation, in the amount of R$1,076,953 thousand (R$2,023,096 thousand in 2019), whose sale value was R$146,355 thousand (R$75,220 thousand in 2019) and credit assignments of operations already written off for losses, without retention of risks and benefits in the amount of R$7,348,109 thousand (R$24,082,902 thousand in 2019), whose sale value was R$209,168 thousand (R$389,484 thousand in 2019) and in the 2nd semester of 2020, there was an assignment of credit from active operations, in the amount of R$494,638 thousand, whose sale value was R$114,000 thousand and credit assignments from operations already written off for losses, without retention of risks and benefits in the amount of R$485,670 thousand, whose sale value was R$35,987 thousand.

43

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

10)	OTHER FINANCIAL INSTRUMENTS

Sundry

	R$ thousand
	On December 31, 2020	On December 31, 2019
Foreign exchange portfolio (a)	25,944,605	31,215,701
Credit card operations	34,605,794	33,977,701
Trade and credit receivables	18,393,488	22,658,609
Debtors for escrow deposits	16,804,132	16,853,031
Securities trading	5,259,185	3,704,127
Receivables	7,525,945	2,899,214
Payments to be reimbursed	618,949	767,461
Receivables on sureties and guarantees honored	146,158	685,042
Other investments	41,415	95,698
Receivables from sale of assets	119,841	165,023
Total	109,459,512	113,021,607

a)  Foreign exchange portfolio

Balances

	R$ thousand
	On December 31, 2020	On December 31, 2019
Assets – other financial instruments
Exchange purchases pending settlement	17,464,744	23,782,652
Foreign exchange and forward documents in foreign currencies	2,589	19,091
Exchange sale receivables	8,823,836	7,394,485
(-) Advances in domestic currency received	(536,195)	(243,847)
Income receivable on advances granted	189,631	263,320
Total	25,944,605	31,215,701
Liability - Other financial instruments
Exchange sales pending settlement	9,396,397	7,793,350
Exchange purchase payables	16,968,588	23,751,316
(-) Advances on foreign exchange contracts	(7,607,428)	(16,057,264)
Other	74	1,368
Total	18,757,631	15,488,770
Net foreign exchange portfolio	7,186,974	15,726,931
Memorandum accounts:
- Loans available for import	1,056,613	1,411,197
- Confirmed exports loans	10,034	20,227

44

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	R$ thousand
	2nd semester	Accrued on December 31
	2020	2020	2019
Revenue from financial intermediation – foreign exchange income	213,701	4,706,808	2,412,481
Adjustments:
- Income on foreign currency financing (1)	50,396	366,561	196,201
- Income on export financing (1)	674,458	1,624,902	1,754,736
- Expenses of liabilities with foreign bankers (2) (Note 15d)	(239,093)	(5,122,684)	(2,018,481)
- Funding expenses (3)	(642,205)	(1,590,872)	(1,750,418)
- Other (4)	677,290	1,842,708	527,123
Total adjustments	520,846	(2,879,385)	(1,290,839)
Net foreign exchange income	734,547	1,827,423	1,121,642

(1) Recognized in “Income from loans”;
(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”;
(3) Refers to funding expenses of investments in foreign exchange; and
(4) Primarily includes the exchange rate variations of resources invested in foreign currency.

45

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

11)   INVESTMENTS IN AFFILIATES/ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

The income/expense from the equity method accounting of investments was recognized in the statement of income, under “Share of profit (loss) of unconsolidated and jointly controlled companies”, and are demonstrated below:

Companies (1)	R$ thousand
	Capital	Shareholders’ equity adjusted	Number of shares/quotas held (in thousands)			Equity interest in capital	Adjusted income in the 2nd semester of 2020	Adjusted income accumulated on December 31	Book value	Equity accounting adjustments in the 2nd semester of 2020	Equity accounting adjustments accrued on december 31 (4)
			Ordinary (ON)	Preferential (PN)	Quotas		2020	2020	2020	2020	2020	2019
Bradseg Participações S.A.	18,221,181	34,732,701	8	-	-	97.20%	2,407,231	4,743,101	33,760,185	2,339,829	4,610,294	6,745,261
Quixaba Empreendimentos e Participações Ltda.	10,463,487	10,153,660	-	-	10,463,487	100.00%	(86,036)	88,779	10,153,660	(86,036)	88,779	932,720
Bradesco Seguros S.A.	303,568	12,907,516	49	-	-	6.32%	1,286,994	3,593,165	815,755	81,338	227,088	357,241
Ágora Investimentos S.A.	865,780	425,601	310,000	-	-	100.00%	2,782	9,161	425,601	2,782	9,161	24,148
Bradescard Elo Participações S.A.	1,232,401	2,148,903	4,167,605	-	-	100.00%	335,938	489,279	2,148,903	335,938	489,279	430,485
Embaúba Holdings Ltda.	326,000	521,245	-	-	326,000	87.70%	3,371	9,177	457,132	2,956	8,048	16,403
BF Promotora de Vendas Ltda.	2,426,220	2,165,618	-	-	2,426,220	100.00%	2,833	3,205	2,165,618	2,833	3,205	(104,658)
Haitong Banco de Investimento do Brasil S.A.	420,000	530,425	12,734	12,734	-	20.00%	15,590	21,920	106,085	3,118	4,384	3,824
Credival - Participações Administração e Assessoria Ltda.	1,021,027	1,054,686	-	-	102,102,670	100.00%	6,431	17,632	1,054,686	6,431	17,632	45,710
Bankpar Brasil Ltda. (2)	-	-	-	-	-	0.00%	-	-	-	5,014	23,792	50,471
Foreign exchange gain/loss of branches abroad									-	(1,415,013)	22,319,350	2,339,332
Other (3)									3,128,445	426,844	530,334	215,364
Earnings of Associates and Subsidiaries									54,216,070	1,706,034	28,331,346	11,056,301

(1) Date related to December 31, 2020;

(2) Company disposed of in September 2020;

(3) Basically, earnings of affiliates and subsidiaries overseas and investments in the following companies: Next Tecnologia e Serviços Digitais S.A., Ganant Corretora de Seguros Ltda., Miramar Holdings S.A., Tapajós Holding Ltda. and Imagra Imobiliária e Agrícola Ltda; and

(4) The adjustment considers income calculated periodically by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable.

46

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

12)	PREMISES AND EQUIPMENT

	R$ thousand
	Annual depreciation rate	Cost	Depreciation	Accumulated Impairment of Assets	Cost net of depreciation
					On December 31, 2020	On December 31, 2019
Property and equipment:
- Buildings (1)	4%	59,953	(37,163)	(3,690)	19,100	19,911
- Land	-	54,730	-	-	54,730	57,422
Facilities, furniture and premises and equipment (1)	10%	5,523,793	(3,142,367)	(70,550)	2,310,876	3,194,032
Security and communication systems	10%	380,486	(231,213)	-	149,273	151,537
Data processing systems	20 to 40%	4,804,330	(2,953,310)	-	1,851,020	1,734,173
Transportation systems (1)	10 to 20%	193,179	(80,302)	(1,363)	111,514	126,357
Fixed Assets in course	-	280,806	-	-	280,806	2
Total in December 31, 2020		11,297,277	(6,444,355)	(75,603)	4,777,319
Total in December 31, 2019						5,283,434

(1) In 2020, Impairment of "Other Operating Expenses" was recorded in the amount of R$20,509 thousand (R$25,471 thousand in 2019).

The immobilization index in relation to the reference equity "prudential conglomerate" was 30.1%, with a maximum limit of 50.0% as required by Resolution No. 2,669/99.

13)   INTANGIBLE ASSETS

a)  Goodwill

Goodwill from investment acquisitions totaled R$4,874,282 thousand (R$4,863,293 thousand in 2019), net of accumulated amortizations, when applicable, being: (i) R$1,840,718 thousand (R$1,353,411 thousand in 2019) represented by the acquisition of shares in associated and jointly controlled companies, which are recorded in Permanent Assets - Investments (Cielo/Fleury/Swiss Re and other goodwill from the insurance group and other companies); and (ii) R$3,033,564 thousand (R$3,509,882 thousand in 2019) represented by the acquisition of shares in subsidiaries, represented by future profitability/client portfolio/market value, which is amortized over up to twenty years, net of accumulated amortizations, when applicable, recorded in Permanent Assets - Intangible Assets.

In the second half of 2020, goodwill was amortized in the amount of R$848,272 thousand and in the accumulated as of December 31, 2020, R$1,661,414 thousand (R$1,603,022 thousand in 2019).

b)  Intangible assets

Acquired intangible assets consist of:

	R$ thousand
	Amortization rate (1)	Cost	Amortization	Cost net of amortization
				On December 31, 2020	On December 31, 2019
Anticipation for acquisition of right to provide financial services (2)	Contract	7,907,497	(3,892,801)	4,014,696	4,946,763
Software (2)	20%	10,132,657	(7,792,573)	2,340,084	2,215,917
Goodwill (3)	Up to 20%	12,269,211	(8,679,233)	3,589,978	3,509,882
Other	Contract	415,989	(380,603)	35,386	7,754
Total in December 31, 2020		30,725,354	(20,745,210)	9,980,144
Total in December 31, 2019		29,056,303	(18,375,987)		10,680,316

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under “Other Administrative Expenses”; and (ii) Acquisition of Payroll and Goodwill in “Other Operating Expenses”;

(2) On December 31, 2020, there were impairment losses in: (i) Anticipation for acquisition of right to provide financial services, in the amount of R$320,726 thousand (R$519,749 thousand in 2019); (ii) Software R$49,968 (R$196,553 thousand in 2019); and (iii) Goodwill R$478,677 (R$255,301 thousand in 2019); and

(3) On December 31, 2020, primarily composed of goodwill on the acquisition of equity interest in BAC Flórida Bank - R$1,706,513 thousand, Bradescard Mexico - R$12,796 thousand (R$14,143 thousand in 2019), Bradesco BBI - R$69,026 thousand (R$84,337 thousand in 2019), Kirton Bank - R$1,421,663 thousand (R$2,901,667 thousand in 2019) and RCB Investimentos - R$141,023 thousand (R$183,275 thousand in 2019), value subject to change due to price adjustment.

47

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

c)   Changes in intangible assets by type

	R$ thousand
	On December 31, 2019	Additions / (reductions)	Amortization for the period	On December 31, 2020
Acquisition of financial services rights	4,946,763	394,304	(1,326,371)	4,014,696
Software	2,215,917	845,159	(720,992)	2,340,084
Goodwill – Future profitability	1,906,712	1,741,510	(981,786)	2,666,436
Goodwill – Based on intangible assets and other reasons	1,116,170	-	(586,209)	529,961
Goodwill – Difference in fair value of assets/liabilities	487,000	-	(93,419)	393,581
Other	7,754	315,940	(288,308)	35,386
On December 31, 2020	10,680,316	3,296,913	(3,997,085)	9,980,144
On December 31, 2019	12,517,289	2,050,399	(3,887,372)	10,680,316

14)   OTHER ASSETS

	R$ thousand
	On December 31, 2020	On December 31, 2019

Prepaid taxes	13,396,320	13,658,643
Other assets and values (a)	4,257,084	4,602,182
Other debtors	3,740,489	3,491,204
Interbank and interdepartmental accounts	9,037,149	10,083,475
Specific receivables	105,410	67,499
Other	1,709,967	997,874
Total	32,246,419	32,900,877

a)	Other Assests and Value

I)	Foreclosed assets/other

	R$ thousand
	Cost	Accumulated Impairment of Assets	Cost net of provision
			On December 31, 2020	On December 31, 2019
Real estate	2,630,405	(1,665,661)	964,744	1,103,411
Vehicles and similar	393,797	(267,398)	126,399	146,188
Inventories/warehouse	7,444	-	7,444	7,558
Machinery and equipment	6,219	(4,732)	1,487	362
Other	11,588	(11,549)	39	42
Total in December 31, 2020	3,049,453	(1,949,340)	1,100,113
Total in December 31, 2019	3,162,460	(1,904,899)		1,257,561

II)	Prepaid expenses

	R$ thousand
	On December 31, 2020	On December 31, 2019
Anticipation for acquisition of right to provide financial services	136,583	60,900
Commission on the placement of loans and financing (1)	66,835	544,828
Advertising and marketing expenses (2)	404,116	244,346
Other (3)	600,097	589,648
Total	1,207,631	1,439,722

(1) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(2) Prepaid expenses of future advertising and marketing campaigns on media; and
(3) It includes, principally, (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products and (ii) card issue costs.

48

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

15)   DEPOSITS FROM BANKS

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2020	On December 31, 2019
Demand deposits - Financial Institutions	1,675,506	-	-	-	1,675,506	1,612,385
Interbank deposits	152,478	124,053	520,440	246	797,217	369,982
Securities sold under agreements to repurchase (a)	245,379,026	561,529	10,993	1,525,583	247,477,131	202,896,547
Borrowings (b)	2,893,968	15,074,570	6,021,303	-	23,989,841	29,305,656
Onlending (c)	1,841,255	2,559,667	3,391,905	16,022,131	23,814,958	22,471,344
Total on December 31, 2020	251,942,233	18,319,819	9,944,641	17,547,960	297,754,653
%	84.6	6.2	3.3	5.9	100.0
Total on December 31, 2019	203,610,536	22,039,245	11,484,874	19,521,259		256,655,914
%	79.3	8.6	4.5	7.6		100.0

a)	Securities sold under agreements to repurchase

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2020	On December 31, 2019
Securities pledged as colateral	91,218,021	144,995	10,993	1,525,583	92,899,592	157,346,116
● Government securities	79,720,589	141,617	102	-	79,862,308	146,189,725
● Debentures	7,489,972	3,378	-	12,512	7,505,862	3,559,618
● Foreign	4,007,460	-	10,891	1,513,071	5,531,422	7,596,773
Securities received as colateral (1)	144,055,957	404,072	-	-	144,460,029	38,655,168
Right to sell or repledged the collateral (1)	10,105,048	12,462	-	-	10,117,510	6,895,263
Total on December 31, 2020	245,379,026	561,529	10,993	1,525,583	247,477,131
%	99.2	0.2	-	0.6	100.0
Total on December 31, 2019	199,006,890	1,721,158	293,817	1,874,682		202,896,547
%	98.2	0.8	0.1	0.9		100.0

(1)   Represented by government securities.

b)  Borrowing

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2020	On December 31, 2019

Overseas	2,893,968	15,074,570	6,021,303	-	23,989,841	29,305,656
Total on December 31, 2020	2,893,968	15,074,570	6,021,303	-	23,989,841
%	12.1	62.8	25.1	-	100.0
Total on December 31, 2019	2,087,909	17,530,278	7,812,939	1,874,530		29,305,656
%	7.1	59.8	26.7	6.4		100.0

c)   On-lending

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2020	On December 31, 2019

In Brazil	1,841,255	2,559,667	3,391,905	16,022,131	23,814,958	22,471,344
- FINAME	256,730	1,470,656	1,828,989	7,423,334	10,979,709	12,092,907
- BNDES	1,583,901	1,089,011	1,450,538	8,597,381	12,720,831	10,240,069
- National Treasury	-	-	112,354	-	112,354	136,901
- Other institutions	624	-	24	1,416	2,064	1,467
Total on December 31, 2020	1,841,255	2,559,667	3,391,905	16,022,131	23,814,958
%	7.7	10.8	14.2	67.3	100.0
Total on December 31, 2019	723,873	2,694,394	3,288,118	15,764,959		22,471,344
%	3.2	12.0	14.6	70.2		100.0

49

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

d)  Borrowing and on-lending expenses

	R$ thousand
	2nd semester	Accrued on December 31
	2020	2020	2019
Borrowing:
- In Brazil	9,064	15,617	9,273
- Overseas	(2,081,723)	24,856,728	4,507,431
Subtotal borrowing	(2,072,659)	24,872,345	4,516,704
On-lending in Brazil:
- BNDES	398,481	691,812	746,680
- FINAME	343,856	794,332	761,889
- National Treasury	2,261	4,702	4,654
- Other institutions	3	5	94
On-lending overseas:
- Payables to foreign bankers (Note 10a)	239,093	5,122,684	2,018,481
Subtotal on-lending	983,694	6,613,535	3,531,798
Total	(1,088,965)	31,485,880	8,048,502

e)  Cost for market funding and inflation

	R$ thousand
	2nd semester	Accrued on December 31
	2020	2020	2019
Savings deposits	1,301,347	3,049,149	4,568,663
Time deposits	2,495,095	5,685,667	7,802,286
Securities sold under agreements to repurchase	3,512,913	8,908,210	12,486,768
Securities issued	1,824,431	5,882,560	10,457,808
Subordinated debts (Note 18)	1,061,332	2,403,327	3,708,924
Other funding expenses	357,842	790,998	768,423
Total	10,552,960	26,719,911	39,792,872

50

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

16)   DEPOSITS FROM CUSTOMERS

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2020	On December 31, 2019
Demand deposits - customers (1)	50,909,043	-	-	-	50,909,043	38,143,958
Savings deposits (1)	136,698,248	-	-	-	136,698,248	114,177,799
Time deposits (2)	16,437,260	50,745,362	55,180,239	238,267,883	360,630,744	217,436,990
Total in December 31, 2020	204,044,551	50,745,362	55,180,239	238,267,883	548,238,035
%	37.1	9.3	10.1	43.5	100.0
Total in December 31, 2019	164,494,778	20,878,493	42,560,338	141,825,138		369,758,747
%	44.5	5.6	11.5	38.4		100.0

(1) Classified within 1 to 30 days, without considering the historical turnover average; and

(2) Consider the maturities established in the investments.

17)   SECURITIES ISSUED

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2020	On December 31, 2019
Securities – Brazil:
- Financial bills (1)	257,707	21,543,345	22,775,978	45,865,589	90,442,619	136,074,175
- Letters of credit for real estate	812,554	4,775,629	8,275,913	13,737,237	27,601,333	27,019,438
- Letters of credit for agribusiness	791,977	5,835,499	2,208,725	5,858,283	14,694,484	13,149,546
- Letters of credit guaranteed by property (2)	-	-	516,883	7,413,835	7,930,718	5,540,086
Subtotal	1,862,238	32,154,473	33,777,499	72,874,944	140,669,154	181,783,245
Securities – Overseas:
- Securitization of future flow of money orders received from overseas	-	645,815	469,559	8,004,138	9,119,512	1,982,158
- MTN Program Issues (3)	565,163	259,695	-	1,288,142	2,113,000	1,407,889
Subtotal	565,163	905,510	469,559	9,292,280	11,232,512	3,390,047
Structured Operations Certificates	34,034	278,458	118,804	1,431,777	1,863,073	1,124,559
Total on December 31, 2020	2,461,435	33,338,441	34,365,862	83,599,001	153,764,739
%	1.6	21.7	22.3	54.4	100.0
Total on December 31, 2019	5,564,172	37,545,997	43,163,330	100,024,352		186,297,851
%	3.0	20.2	23.2	53.6		100.0

(1) It includes the amount of R$2,034,532 thousand, referring to Financial bills with guarantees in financial assets (LFG), registered in accordance with Circular Letter No. 4,050 of BACEN of May 13, 2020;

(2) Funding guaranteed by the real estate credit portfolio, in the amount of R$8,942,892 thousand, which complies with all the requirements determined by BACEN Resolution No. 4,598/17, of which: sufficiency requirement, liquidity requirement, term requirement. Programs 1 and 2 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 259 and 264 months and a term of 14 and 55 months, with no maturity of LIGs in the following 180 days, the credit rights correspond to 0.65% of total assets and 41.37% of the value of collateral of the properties. Currently, the credit portfolio of the guarantor assets is concentrated in the AA and A ratings, with 86.09% and 9.12%, respectively. Additionally, the LIG Term of Issue and the asset portfolio management policy, pursuant to article 11 of BACEN Resolution No. 4,598/17; and

(3) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

51

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

a)  Movement of funds from issuance of securities

	R$ thousand
	2020	2019
Opening balance on exercise	186,297,851	162,622,958
Issuance	69,043,229	91,173,100
Interest	5,882,560	10,457,808
Settlement and interest payments	(107,408,485)	(78,106,264)
Exchange variation	(50,416)	150,249
Closing balance on December 31	153,764,739	186,297,851

18)   SUBORDINATED DEBT

a)  Composition by maturity

	R$ thousand
	Original term in years	Nominal amount	On December 31, 2020	On December 31, 2019
In Brazil
Financial bills:
2020	7	-	-	3,288
2022	7	4,305,011	6,662,957	6,426,671
2023	7	1,347,452	2,011,986	1,958,936
2024	7	67,450	93,765	87,316
2025	7	5,425,906	6,126,601	5,943,283
2027	7	401,060	403,352	-
2020	8	-	-	64,624
2021	8	1,236	2,565	2,364
2023	8	1,699,346	2,798,899	2,671,282
2024	8	136,695	196,932	186,376
2025	8	6,193,653	6,340,117	6,424,128
2026	8	694,800	783,605	952,807
2028	8	55,437	55,702	-
2021	9	7,000	15,460	14,999
2024	9	4,924	9,347	8,375
2025	9	370,344	507,771	525,232
2027	9	89,700	104,782	159,920
2021	10	19,200	56,608	49,621
2022	10	54,143	128,910	118,117
2023	10	688,064	1,318,725	1,225,020
2025	10	284,137	596,797	518,242
2026	10	196,196	329,699	523,687
2027	10	256,243	338,894	319,582
2028	10	248,300	308,959	282,192
2030	10	134,500	139,596
2026	11	3,400	5,477	5,009
2027	11	47,046	65,771	62,776
2028	11	74,764	100,369	91,899
Perpetual		9,290,255	9,389,642	9,559,967
Subtotal in Brazil			38,893,288	38,185,713
Overseas:				-
2021	11	8,314,720	8,539,366	6,619,620
2022	11	5,716,370	5,822,747	4,512,729
Subtotal overseas			14,362,113	11,132,349
Total (1) (2)			53,255,401	49,318,062

(1) It includes the amount of R$26,741,610 thousand (R$34,003,704 thousand in December, 2019), refers to subordinated debts recognized as “Eligible Debt Capital Instruments” for regulatory capital purpose – see note 33b; and

(2) The information on results is presented on Note 15e, cost for market funding and inflation.

52

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

b)  Movement of subordinated debts

	R$ thousand
	2020	2019
Opening balance on exercise	49,318,062	53,652,855
Issuance	688,186	-
Interest	2,403,327	3,708,924
Settlement and interest payments	(2,374,538)	(8,593,243)
Exchange variation	3,220,364	549,526
Closing balance on December 31	53,255,401	49,318,062

19)   OTHER FINANCIAL LIABILITIES

	R$ thousand
	On December 31, 2020	On December 31, 2019

Interbank and interdepartmental accounts	36,652,214	34,895,068
Foreign exchange portfolio (Note 10a)	18,757,631	15,488,770
Obligations for operations linked to assignment	6,098,991	6,594,471
Securities trading	5,742,052	4,730,301
Total	67,250,888	61,708,610

20)   PROVISIONS

a)  Other reserves

	R$ thousand
	On December 31, 2020	On December 31, 2019

Provision for contingencies (Note 21b IV)	21,310,181	21,359,797
Provision for Financial guarantees provided (I)	2,219,444	1,972,008
Other	6,735,885	8,046,647
Total	30,265,510	31,378,452

I)	Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale the combination of quantitative models with individualized analyzes is adopted.

	R$ thousand
	On December 31, 2020		On December 31, 2019
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Surety and guarantees in judicial and administrative proceedings of a fiscal nature	36,166,993	(856,200)	37,696,763	(848,477)
Bank sureties	43,056,379	(1,353,020)	39,593,910	(1,099,140)
Others	1,013,324	(10,224)	940,590	(24,391)
Total	80,236,696	(2,219,444)	78,231,263	(1,972,008)

53

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

21)   PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a)  Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)  Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I	- Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that the proceedings database is basically composed by proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco’s former employees do not represent individually relevant amounts.

II	- Civil claims

These are claims for pain and suffering and property damages, related to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts. Most of these lawsuits involve the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the

54

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

federal government’s economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of interest in executions arising from Public Civil Actions and succession.

In December 2017, with the mediation of the Attorney’s General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months, an opportunity in which it will evaluate the results and may extend it for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the scope of the agreement, including those related to merged banks are individually revaluated based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III	- Provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-	PIS and COFINS – R$2,697,431 thousand (R$2,627,647 thousand in December 2019): claims to calculate and collect contributions to PIS and Cofins only on the sale of goods / rendering of services (billing), excluding from the calculation bases Financial income;

-	Pension Contributions – R$1,660,787 thousand (R$1,646,464 thousand in December 2019): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to an isolated fine for not withholding IRRF on the financial contributions;

-	IRPJ/CSLL on losses of credits – R$1,262,225 thousand (R$1,264,448 thousand in December 2019): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

55

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
-	IRPJ/CSLL on MTM – R$635,802 thousand (R$626,341 thousand in December 2019): IRPJ and CSLL deficiency note related to the exclusions of revenues marking Securities at fair value in 2007; and
-	INSS – Contribution to SAT – R$440,524 thousand (R$432,873 thousand in December 2019): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

IV	- Provisions by nature

	R$ thousand
	On December 31, 2020	On December 31, 2019
Labor claims	6,472,878	6,832,207
Civil claims	7,591,658	7,393,985
Provision for tax risks	7,245,645	7,133,605
Total (Note 20a)	21,310,181	21,359,797

V	- Changes in provisions – Provision expenses

	R$ thousand
	Labor	Civil	Tax
Balance on December 31, 2019	6,832,207	7,393,985	7,133,605
Adjustment for inflation	778,469	602,366	120,799
Provisions, net of (reversals and write-offs)	577,487	1,137,717	1,279
Payments	(1,715,285)	(1,542,410)	(10,038)
Balance on December 31, 2020	6,472,878	7,591,658	7,245,645

c)	Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on December 31, 2020, R$6,718,086 thousand (R$5,880,007 thousand in December 2019) for civil claims and R$28,453,423 thousand (R$26,404,605 thousand in December 2019) for tax proceedings.

The main fiscal proceedings in this category are:

-	IRPJ and CSLL deficiency note – 2013 to 2015 – R$9,431,944 thousand (R$9,216,012 thousand in December 2019): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

-	COFINS – 1999 and 2005 – R$5,353,592 thousand (R$5,172,183 thousand in december 2019): Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

-	IRPJ and CSLL – 2006 to 2017 – R$2,970,591 thousand (R$2,809,612 thousand in December 2019), relating to goodwill amortization being disallowed on the acquisition of investments;

56

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
-	Leasing companies’ Tax on Services of any Nature (ISSQN), R$2,485,745 thousand (R$2,537,997 thousand in December 2019) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

-	Social Security Contribution Taxes – 2014 to 2016 – R$2,079,650 thousand (R$1,268,227 thousand in December 2019): related to food and meal allowance made available to employees, according to the Worker's Food Program – PAT, through card and not "in natura";

-	IRPJ and CSLL deficiency note – 2000 to 2014 – R$848,605 thousand (R$1,187,411 thousand in December 2019): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation; and

-	IRPJ and CSLL deficiency note – 2005 to 2013 – R$834,272 thousand (R$925,806 thousand on December 31, 2019): relating to disallowance of expenses with credit losses;

-	PLR - Profit Sharing - Base years from 2009 to 2011 - R $ 462,516 thousand (In December 2019 - R $ 399,745 thousand): assessments for the requirement of social security contribution on amounts paid to employees as profit sharing, for alleged disregard of the rules contained in Law No. 10,101 / 00 from acquired companies; and

-	PIS and COFINS notifications and disallowances of compensations – R$274,311 thousand (R$372,494 thousand in December 2019): related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No. 9,718/98), from acquired companies.

d)  Other matters

Due to the so-called “Operação Zelotes” (“Zealots Operation”), which investigates the alleged improper performance of members of CARF – Administrative Council of Tax Appeals, a criminal proceeding against two former members of Bradesco’s Board of Executive Officers was opened in 2016 and received by the 10th Federal Court of Judicial Section of the Federal District. The investigation phase of the process was already completed, and is currently waiting for the decision of the first-degree court.

The Company's Management conducted an internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its former representatives.

Bradesco provided all of the information to the authorities and competent regulatory bodies, both in Brazil and abroad.

As a result of the news about the Operação Zelotes, a Class Action was filed against Bradesco and members of its Board of Executive Officers before the District Court of New York (“Court”), on June 3, 2016, based on Sections 10 (b) and 20 (a) of the Securities Exchange Act of 1934. On July 1, 2019, Bradesco and the Lead Plaintiff made an agreement (“Agreement”) to terminate the Class Action, with the payment of US$14.5 million by Bradesco. The Agreement was finally approved by the Court on November 18, 2019 and the case was closed in relation to Bradesco and to the members of its Executive Board of Directors. The Agreement made does not represent the recognition of guilt or admission of liability by Bradesco, but its intent is to avoid uncertainties, costs and onus related to the progression of the Class Action.

57

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Also as a result of Operação Zelotes, the Corregedoria Geral do Ministério da Fazenda (General Internal Affairs of the Ministry of Finance) began an investigative administrative procedure to verify the need for the establishment of an Administrative Accountability Process ("PAR"). The filing decision of the related procedure was published in Section 2 of the Diário Oficial da União (Federal Official Gazette) on February 3, 2020. The decision given by the Official of the Ministry of Economy accepted in full the Final Report of the Processing Committee, the Opinion of the National Treasury Attorney General's Office and the Joint Order of the General Coordination of Management and Administration, and of the Leadership of the Advisory and Judgment Division, which confirmed, expressly recognizing, the lack of evidence that Bradesco had promised, offered or given, directly or indirectly, an unfair advantage to public agents involved in the related operation, in accordance with the provisions laid down in Article 5, section I, of Law No. 12,846/13.

22)	OTHER LIABILITIES

	R$ thousand
	On December 31, 2020	On December 31, 2019
Sundry creditors	4,973,529	4,801,199
Payment of taxes and other contributions	550,328	571,032
Credit card operations	3,337,914	3,613,443
Taxes and contributions payable	2,736,994	2,549,738
Liabilities for acquisition of assets and rights	677,370	659,089
Social and statutory	3,646,975	895,728
Obligations for quotas of investment funds	2,194,442	1,620,225
Other	8,219,538	6,357,276
Total	26,337,090	21,067,730

23)	SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)  Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On December 31, 2020	On December 31, 2019
Common	4,435,106,575	4,031,915,068
Preferred	4,435,106,111	4,031,914,646
Subtotal	8,870,212,686	8,063,829,714
Treasury (common shares)	(7,307,259)	(6,642,963)
Treasury (preferred shares)	(27,378,542)	(24,889,584)
Total outstanding shares	8,835,526,885	8,032,297,167

b)  Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2019	4,025,272,105	4,007,025,062	8,032,297,167
Increase of capital stock with issuing of shares – bonus of 10% (1)	403,191,507	403,191,465	806,382,972
Increase of shares in treasury – bonus of 10%	(664,296)	(2,488,958)	(3,153,254)
Number of outstanding shares as at December 31, 2020	4,427,799,316	4,407,727,569	8,835,526,885

(1) It benefited the shareholders registered in the records of Bradesco on April 13, 2020.

In the Extraordinary General Meeting of March 10, 2020, the approval was proposed by the Board of Directors to increase the capital stock by R$ 4,000,000 thousand, increasing it from R$ 75,100,000 thousand to R$ 79,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 806,382,972 new nominative-book entry shares, with no nominal value, whereby 403,191,507 are common and 403,191,465 are preferred shares, that will be assigned free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date, and was approved by the Bacen on March 30, 2020.

58

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

c)   Interest on Shareholders’ Equity/dividends

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company’s Bylaws.

At the Board of Directors’ meeting of December 16, 2020, the proposal by the Board of Executive Officers for payment to the shareholders of interest on own capital was approved, for 2020, in the sum of R$3,502,000 thousand, of which R$0.377521225 would be paid per common share and R$0.415273347 per preferred share, whose payment was made on January 7, 2021.

At a meeting of the Board of Directors on February 3, 2021, the Executive Board's proposal was approved to pay supplementary interest on shareholders' equity to the Company's shareholders, in the total amount of R $ 184,020 thousand, of which R $ 0.019837530 per common share and R $ 0.021821283 per preferred share, paid on March 8, 2021.

Interest on shareholders’ equity/dividends for the year ended in December 31, 2020 is calculated as follows:

	R$ thousand	% (1)
Net income for the period	16,546,577
(-) Legal reserve	827,328
Adjusted calculation basis	15,719,249
Monthly, intermediaries and supplementary interest on shareholders’ equity (gross), paid	5,547,971
Withholding income tax on interest on shareholders' equity	(832,196)
Interest on Shareholders’ Equity (net) accumulated in December 31, 2020	4,715,775	30.00
Interest on shareholders' equity (net) and total dividends accumulated in December 31, 2019	14,757,847	68.79

(1) Percentage of interest on shareholders’ equity/dividends after adjustments. The total percentage of net distribution in 2019 considers the payment of extraordinary dividends in the amount of R$8 billion, which occurred on October 23, 2019, using part of the “Profit Reserve – Statutory” balance of the account.

Interest on shareholders’ equity were paid, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	Net amount paid
	Common	Preferred
Monthly interest on shareholders’ equity paid	0.206998	0.227698	1,672,858	250,929	1,421,929
Intermediary interest on shareholders’ equity paid	0.172536	0.189790	1,455,000	218,250	1,236,750
Supplementary interest on shareholders´ equity paid	0.503380	0.553718	4,245,000	636,750	3,608,250
Extraordinary dividends paid	0.948654	1.043520	8,000,000	-	8,000,000
Supplementary dividends paid	0.058214	0.064035	490,918	-	490,918
Total accrued on December 31, 2019	1.889782	2.078761	15,863,776	1,105,929	14,757,847

Monthly interest on shareholders’ equity paid	0.206998	0.227698	1,861,951	279,293	1,582,658
Supplementary interest on shareholders´ equity paid (1)	0.377521	0.415273	3,502,000	525,300	2,976,700
Interest on Shareholders’ Equity supplementary paid (2)	0.019838	0.021821	184,020	27,603	156,417
Total accrued on December 31, 2020	0.604357	0.664792	5,547,971	832,196	4,715,775

(1) Paid on January 7, 2021.

(1) Paid on March 8, 2021.

59

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

d)  Treasury shares

Bradesco acquired a total of 7,307,259 common shares and 27,378,542 preferred shares for a total amount of R$ 440,514 thousand until December 31, 2020, which all remain in treasury. The minimum, average and maximum cost per common share is R$19.34962, R$24.55863 and R$27.14350, and per preferred share is R$19.37456, R$26.98306 and R$33.12855, respectively. The fair value was R$24.20 per common share and R$27.14 per preferred share on December 31, 2020.

24)   NON-CONTROLLING INTERESTS IN SUBSIDIARIES

As of December 31, 2020, the balance of minority interests in subsidiaries was R $ 4,957 thousand (December 31, 2019 - R $ 62,467 thousand), after the total acquisition of minority interest in Banco Bradesco BBI, in January 2020 , the balance of minority interest in subsidiaries is now basically represented by Odontoprev.

25)	FEE AND COMMISSION INCOME

	R$ thousand
	2nd semester	Accrued on December 31
	2020	2020	2019
Credit card income	3,362,724	6,727,510	7,390,357
Checking account	4,026,628	7,928,761	7,705,774
Loans	1,294,165	2,672,745	3,034,923
Collections	911,591	1,821,765	1,935,353
Consortium management	991,889	1,921,206	1,921,082
Asset management	734,449	1,535,133	1,787,603
Custody and brokerage services	643,164	1,287,208	1,136,054
Underwriting/ Financial Advisory Services	726,336	1,150,459	1,014,609
Payments	226,962	462,535	475,392
Other	344,498	645,345	559,688
Total	13,262,406	26,152,667	26,960,835

26)   PAYROLL AND RELATED BENEFITS

	R$ thousand
	2nd semester	Accrued on December 31
	2020	2020	2019
Salaries	4,206,478	8,589,246	9,184,091
Benefits	2,058,898	4,179,896	5,491,089
Social security charges	1,597,771	3,096,489	3,167,924
Employee profit sharing	793,213	1,427,278	1,666,197
Training	28,614	77,516	172,231
Total	8,684,974	17,370,425	19,681,532

27)	OTHER ADMINISTRATIVE EXPENSES

	R$ thousand
	2nd semester	Accrued on December 31
	2020	2020	2019
Accumulated depreciation and amortization	2,490,124	4,899,306	4,922,256
Outsourced services	2,177,112	4,233,050	4,375,330
Data processing	1,284,022	2,397,835	2,372,240
Rental	848,396	1,717,723	1,715,899
Communication	616,845	1,257,484	1,455,629
Asset maintenance	632,485	1,235,898	1,165,523
Financial system services	537,363	1,040,912	1,055,683
Security and surveillance	327,380	698,206	744,033
Advertising and marketing	490,529	896,502	1,119,654
Transport	309,909	643,168	760,270
Asset leases	294,422	678,666	695,278
Water, electricity and gas	165,163	359,087	420,741

60

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
Supplies	66,769	137,795	186,108
Travel	10,937	58,166	242,937
Other	494,625	1,011,704	1,122,293
Total	10,746,081	21,265,502	22,353,874

28)	TAX EXPENSES

	R$ thousand
	2nd semester	Accrued on December 31
	2020	2020	2019
Contribution for Social Security Financing (COFINS)	2,132,758	2,851,626	3,496,380
Social Integration Program (PIS) contribution	351,692	473,247	577,739
Tax on Services (ISSQN)	551,886	1,088,286	1,187,109
Municipal Real Estate Tax (IPTU) expenses	31,652	117,350	123,887
Other	54,928	366,054	236,728
Total	3,122,916	4,896,563	5,621,843

29)   OTHER OPERATING INCOME

	R$ thousand
	2nd semester	Accrued on December 31
	2020	2020	2019
Other interest income	373,407	1,183,130	1,768,623
Reversal of other operating provisions	897,887	2,073,253	1,584,448
Revenues from recovery of charges and expenses	109,892	318,220	487,444
Other	798,191	1,276,874	1,636,254
Total	2,179,377	4,851,477	5,476,769

30)   OTHER OPERATING EXPENSES

	R$ thousand
	2nd semester	Accrued on December 31
	2020	2020	2019
Other finance costs	487,888	806,834	2,592,968
Sundry losses	187,461	350,490	416,971
Discount granted	1,446,004	2,728,750	1,769,300
Commissions on loans and financing	291,085	518,944	663,530
Card marketing expenses	1,310,881	2,858,522	3,207,559
Other	4,690,878	7,363,325	7,748,523
Total	8,414,197	14,626,865	16,398,851

31)   NON-OPERATING INCOME (LOSS)

	R$ thousand
	2nd semester	Accrued on December 31
	2020	2020	2019
Gain/loss on sale and write-off of assets and investments	(183,839)	(223,769)	(352,669)
Recording/reversal of non-operating provisions (1)	(36,457)	(70,406)	(203,363)
Other	(14,983)	25,178	58,633
Total	(235,279)	(268,997)	(497,399)
(1)	Includes primarily allowance for non-use assets (BNDU).

61

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

32)	RELATED-PARTY TRANSACTIONS

a)	Related-party transactions (direct and indirect) are carried out according to CMN Resolution No. 4,636/18 and CVM Resolution No. 642/10. The Organization has a Transaction Policy with related parts disclosed on the Investor Relations website. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

	R$ thousand
	Shareholders of the parent (1)		Affiliates, controlled and shared control (2)		Key Management Personnel (3)		Total
	On December 31, 2020	On December 31, 2019	On December 31, 2020	On December 31, 2019	On December 31, 2020	On December 31, 2019	On December 31, 2020	On December 31, 2019
Assets
Interbank investments	-	-	186,504	364,217	-	-	186,504	364,217
Securities and derivative financial instruments	62,326	20,721	644,796	237,863	-	-	707,122	258,584
Loans and other assets	16	9	1,605,223	2,104,111	119,659	88,750	1,724,898	2,192,870
Liabilities
Demand deposits/Savings accounts	164,651	109,767	105,727	47,176	17,685	20,428	288,063	177,371
Time deposits	1,289,430	1,802,883	2,869,377	5,509,715	126,130	373,047	4,284,937	7,685,645
Securities sold under agreements to repurchase	675,893	225,064	247,825	304,008	-	-	923,718	529,072
Funds from issuance of securities and subordinated debts	11,480,275	13,697,802	8,741,750	15,525,288	702,417	891,211	20,924,442	30,114,301
Derivative financial instruments	32,219	-	2,431	7,264	-	-	34,650	7,264
Interest on own capital and dividends payable	1,195,928	217,765	-	-	-	-	1,195,928	217,765
Other liabilities	-	-	10,834,610	11,584,185	18,594	6,735	10,853,204	11,590,920

	Accrued on December 31 - R$ thousand
	Shareholders of the parent (1)		Affiliates, controlled and shared control (2)		Key Management Personnel (3)		Total

	2020	2019	2020	2019	2020	2019	2020	2019
Income from financial intermediation	40,506	4,871	58,946	52,223	-	-	99,452	57,094
Financial intermediation expenses	(488,882)	(862,808)	(601,196)	(1,095,773)	(45,003)	(58,353)	(1,135,081)	(2,016,934)
Income from services provided	109	105	105,084	345,094	119	359	105,312	345,558
Other expenses net of other operating revenues	58,434	54,471	(2,185,506)	(2,146,118)	89,582	288,187	(2,037,490)	(1,803,460)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 11; and
(3) Members of the Board of Directors and the Board of Executive Officers.

62

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
b)	Remuneration of key management personnel

Each year, the Annual Shareholders’ Meeting approves:

•	The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•	The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Organization Bradesco.

For 2020, the maximum amount of R$871,589 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Organization, and R$515,650 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and / or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Managers

	R$ thousand
	2nd semester	Accrued on December 31
	2020	2020	2019
Remuneration and Social Security Contribution to the INSS	224,001	534,696	852,862
Total	224,001	534,696	852,862

Post-employment benefits

	R$ thousand
	2nd semester	Accrued on December 31
	2020	2020	2019
Defined contribution supplementary pension plans	295,348	513,082	468,079
Total	295,348	513,082	468,079

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

Direct ownership	On December 31, 2020	On December 31, 2019

● Common shares	0.53%	0.55%
● Preferred shares	0.91%	1.04%
● Total shares (1)	0.72%	0.79%

(1) On December 31, 2020, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 2.65% of common shares, 0.95% of preferred shares and 1.80% of all shares (2.48% of common shares, 1.07% of preferred shares and 1.78% of all shares in 2019).

63

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

33)	RISK AND CAPITAL MANAGEMENT

a)  Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

The risk management and capital structures have policies, rules and procedures, ensuring that the Organization maintains controls compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of its exposure to risks. These structures are also composed of various committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board of the Organization in decision making, including:

•	Integrated Risk Management and Capital Allocation Committee, whose purpose is to advise the Board of Directors in the performance of its duties related to the management policies and limits of exposure to risks and ensure within the scope of the Organization compliance with the related processes, policies, related standards and compliance with regulations and legislation applicable to the Organization; and
•	Risk Committee, whose main objective is to evaluate the Organization's risk management framework and, eventually, to propose improvements.

Both advise the Board of Directors in the performance of its duties in the management and control of risks, capital, internal controls and compliance.

Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website (bradescori.com.br – Market Information - Risk management).

b)  Capital Management

The Basel Ratio is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

64

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Below is the Basel Ratio:

Calculation basis - Basel Ratio	R$ thousand
	Prudential Conglomerate
	On December 31, 2020	On December 31, 2019
Tier I capital	118,281,835	100,831,668
Common equity	108,982,064	91,271,701
Shareholders’ equity	143,702,640	133,723,221
Non-controlling interest / Other	164,088	106,302
Prudential adjustments	(34,884,664)	(42,557,822)
Additional capital	9,299,771	9,559,967
Tier II capital	17,441,839	24,443,737
Subordinated debts (Resolution No. 4,192/13)	16,274,254	21,324,281
Subordinated debts (prior to CMN Resolution No. 4,192/13)	1,167,585	3,119,456
Reference Equity (a)	135,723,674	125,275,405

- Credit risk	779,588,540	680,907,697
- Market risk	14,690,553	13,571,488
- Operational risk	64,413,820	64,572,141
Risk-weighted assets – RWA (b)	858,692,913	759,051,326

Basel ratio (a/b)	15.8%	16.5%
Tier I capital	13.8%	13.3%
- Principal capital	12.7%	12.0%
- Additional capital	1.1%	1.3%
Tier II capital	2.0%	3.2%

c) Indicator of Global Systemic Importance (IAISG)

According to Bacen Circular Letter No 3,751/15, Bradesco calculated the indicators for the evaluation of global systemic importance (IAISG), disclosed in Investor Relations website (bradescori.com.br - Market Information - Risk Management – Global Systemic Importance Index – Annex I and II).

d)    Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process has a robust governance structure, comprised of committees, policies, standards and procedures, allowing the risk to be properly identified, measured, mitigated, monitored and reported. This process complies with Resolution No. 4,327/14 of the Central Bank and observes the principles of relevance and proportionality, which is necessary in view of the complexity of the financial products and the profile of Organization’s activities.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization Social and Environmental Risk Standard.

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

65

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Moreover, the Organization has been a signatory of the Equator Principles since 2004, and among the requirements evaluated are as follows the working conditions, impacts to the community and the environment, and recently the impacts of climate change of projects financed by the Organization, pursuant to the Brazilian legislation and the standards and guidelines of the International Finance Corporation (IFC), besides the World Bank Group's Health, Safety and Environment Guidelines. During the credit granting process, transactions under Equator Principles undergo a social and environmental risk analysis.

In the year ended in December 31, 2020 and 2019, there was no hiring Advisory Service and Financing Project Finance and Corporate Loan to projects classified under the criteria of the Equator Principles.

e)    Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

	R$ thousand
	On December 31, 2020			On December 31, 2019
	Balance	Local currency	Foreign currency (1) (2)	Foreign currency (1) (2)
Assets				-
Cash and due from banks	22,978,342	15,189,079	7,789,263	3,945,862
Financial instruments	1,182,097,164	1,091,960,705	90,136,459	80,444,627
- Interbank investments	190,604,202	188,605,973	1,998,229	2,758,183
- Compulsory deposits with the Brazilian Central Bank	83,757,533	83,695,875	61,658	46,662
- Securities	328,704,315	295,783,733	32,920,582	22,719,137
- Derivative financial instruments	23,905,679	23,205,061	700,618	594,548
- Loans	445,665,923	411,725,906	33,940,017	30,162,221
- Other financial instruments	109,459,512	88,944,157	20,515,355	24,163,876
Leases	2,646,438	2,646,438	-	-
Expected credit loss associated with credit risk	(45,199,423)	(42,425,982)	(2,773,441)	(1,505,929)
- Loans	(42,233,636)	(39,460,209)	(2,773,427)	(1,505,929)
- Leases	(70,468)	(70,468)	-	-
- Other receivables	(2,895,319)	(2,895,305)	(14)	-
Deferred tax assets	82,102,508	82,078,336	24,172	8,427
Investments in subsidiaries/affiliates and jointly controlled entities	54,216,070	53,755,034	461,036	339,926
Premises and equipment, net	11,297,277	11,121,875	175,402	110,521
Intangible assets	30,725,354	30,549,375	175,979	133,289
Depreciation and amortization	(27,189,565)	(26,899,750)	(289,815)	(195,511)
- Premises and equipment	(6,444,355)	(6,303,983)	(140,372)	(81,295)
- Intangible assets	(20,745,210)	(20,595,767)	(149,443)	(114,216)
Other assets	32,246,419	31,375,198	871,221	1,287,911
Accumulated Impairment of Assets	(3,385,680)	(3,380,239)	(5,441)	(6)
Total assets	1,342,534,904	1,245,970,069	96,564,835	84,569,117

Liabilities				-
Deposits and other financial liabilities	1,138,080,543	1,028,285,614	109,794,929	83,250,614
- Deposits from banks	297,754,653	267,610,528	30,144,125	37,430,978
- Deposits from customers	548,238,035	513,996,934	34,241,101	19,259,442
- Securities issued	153,764,739	142,532,226	11,232,513	3,390,047
- Subordinated debts	53,255,401	38,893,287	14,362,114	11,132,349
- Derivative financial instruments	17,816,827	13,260,433	4,556,394	1,457,142
- Other financial liabilities	67,250,888	51,992,206	15,258,682	10,580,656
Provisions	30,265,510	30,131,197	134,313	88,174
- Other reserves	30,265,510	30,131,197	134,313	88,174
Deferred income tax assets	4,144,164	3,822,971	321,193	157,751

66

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
Other liabilities	26,337,090	25,356,247	980,843	383,984
Total liabilities	1,198,827,307	1,087,596,029	111,231,278	83,880,523
Shareholders’ equity
Equity attributable to shareholders of the parent	143,702,640	143,702,640	-	-
Non-controlling interest	4,957	4,957	-	-
Total Shareholders’ equity	143,707,597	143,707,597	-	-
Total Liability and Shareholders’ equity	1,342,534,904	1,231,303,626	111,231,278	83,880,523
Net position of assets and liabilities			(14,666,443)	688,594
Net position of derivatives (2)			(4,216,783)	(65,993,860)
Other net off-balance-sheet accounts (3)			3,144,242	(4,208)
Net foreign exchange position (passive) (4)			(15,738,984)	(65,309,474)

(1) Amounts originally recognized and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;
(3) Other commitments recognized in off-balance-sheet accounts; and

(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process totaled in the year ended in December 31, 2020 R$22,394,431 thousand (R$2.375.463 thousand in 2019) were recorded in the result. These effects were neutralized by the results obtained by the financial instruments used to hedge the effects of the exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in Shareholders' Equity in the Balance for Valuation Adjustments.

67

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

II - The statement of financial position by maturity

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Assets
Cash and due from banks	22,978,342	-	-	-	-	22,978,342
Financial instruments	536,821,053	161,493,250	85,787,261	397,995,600	-	1,182,097,164
- Interbank investments	168,207,318	14,027,885	2,915,463	5,453,536	-	190,604,202
- Compulsory deposits with the Brazilian Central Bank	83,695,875	61,658	-	-	-	83,757,533
- Securities	185,693,245	27,753,664	12,002,817	103,254,589	-	328,704,315
- Derivative financial instruments	3,714,657	3,615,432	966,893	15,608,697	-	23,905,679
- Loans	29,318,649	90,369,025	65,326,318	260,651,931	-	445,665,923
- Other financial instruments	66,191,309	25,665,586	4,575,770	13,026,847	-	109,459,512
Leases	2,644,489	1,477	357	115	-	2,646,438
Expected credit loss associated with credit risk	(9,463,586)	(7,526,990)	(6,022,590)	(22,186,257)	-	(45,199,423)
- Loans	(8,221,085)	(6,311,620)	(5,762,962)	(21,937,969)	-	(42,233,636)
- Leases	(5,162)	(9,380)	(11,173)	(44,753)	-	(70,468)
- Other receivables	(1,237,339)	(1,205,990)	(248,455)	(203,535)	-	(2,895,319)
Deferred tax assets	38,814	8,248,524	7,432,945	66,382,225	-	82,102,508
Investments in associates and jointly controlled entities	-	-	-	-	54,216,070	54,216,070
Premises and equipment, net	140,727	703,640	844,368	3,109,457	54,730	4,852,922
Intangible assets	446,340	2,239,565	2,688,061	4,412,070	194,107	9,980,144
Other assets	17,773,571	2,613,954	2,739,461	9,119,433	-	32,246,419
Accumulated Impairment of Assets	(3,385,509)	-	(171)	-	-	(3,385,680)
Total in December 31, 2020	567,994,241	167,773,420	93,469,692	458,832,643	54,464,907	1,342,534,904
Total in December 31, 2019	503,184,631	129,199,543	97,781,716	337,872,714	62,026,293	1,130,064,897

Liabilities
Deposits and other financial liabilities	517,159,667	117,347,220	103,435,388	390,748,626	9,389,642	1,138,080,543
- Deposits from banks	251,942,233	18,319,819	9,944,641	17,547,960	-	297,754,653
- Deposits from customers	204,044,551	50,745,362	55,180,239	238,267,883	-	548,238,035
- Securities issued	2,461,437	33,338,439	34,365,862	83,599,001	-	153,764,739
- Subordinated debts	8,317,052	22,838	383,673	35,142,196	9,389,642	53,255,401
- Derivative financial instruments	4,581,521	1,063,954	937,849	11,233,503	-	17,816,827
- Other financial liabilities	45,812,873	13,856,808	2,623,124	4,958,083	-	67,250,888
Provisions	7,926,328	1,145,559	1,451,646	19,741,977	-	30,265,510
- Other reserves	7,926,328	1,145,559	1,451,646	19,741,977	-	30,265,510
Deferred income tax assets	24,732	11,707	13,482	4,094,243	-	4,144,164
Other liabilities	23,183,892	934,752	171,026	2,047,420	-	26,337,090

68

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Shareholders’ equity
Equity attributable to shareholders of the parent	-	-	-	-	143,702,640	143,702,640
Non-controlling interest	-	-	-	-	4,957	4,957
Total Shareholders’ equity	-	-	-	-	143,707,597	143,707,597
Total in December 31, 2020	548,294,619	119,439,238	105,071,542	416,632,266	153,097,239	1,342,534,904
Total in December 31, 2019	462,267,610	84,095,716	99,013,511	341,342,405	143,345,655	1,130,064,897

Net assets accumulated on December 31, 2020	19,699,622	68,033,805	56,431,955	98,632,332
Net assets accumulated on December 31, 2019	40,917,021	86,020,848	84,789,053	81,319,362

(1) Repurchase agreements are classified according to the maturity of the transactions;
(2) Investments in investment funds are classified as 1 to 30 days; and
(3) Demand and savings deposits are classified as 1 to 30 days, without considering average historical turnover.

69

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

34)	EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and administrators of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. Banco Múltiplo, Kirton Bank S.A. Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, in the defined benefit mode, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of contribution variable, all managed by MultiBRA – Settlor – Multiple Fund.

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well as complementing Retirement and Health Plan of Lloyds employees.

In accordance with CPC 33 (R1) - Employee Benefits, approved by CMN Resolution No. 4,424/15, Bradesco and its subsidiaries, as sponsors of these plans, considering the economic and actuarial study, have calculated their actuarial commitments using real interest rates and recognize the obligation due in these consolidated financial statements. The assets of the pension plans are invested in accordance with the relevant legislation (public and private securities, shares of listed companies and properties). Below are the main assumptions used by the independent actuary in the actuarial assessment of our plans, based on CPC 33 (R1):

70

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
Risk factors	On December 31
	2020	2019
Nominal discount rate	3.25% - 7.26% p.a.	6.45% - 7.45% p.a.
Nominal rate of future salary increases	3.25% p.a.	3.8% p.a.
Nominal growth rate of social security benefits and plans	3.25% p.a.	3.8% p.a.
Initial rate of growth of medical costs	7.38% - 8.41% p.a.	7.95% - 8.99% p.a.
Inflation rate	3.25% p.a.	3.8% p.a.
Biometric table of overall mortality	AT 2000 and BR-SEM	AT 2000 and BR-SEM
Biometric table of entering disability	Per plan	Per plan
Expected turnover rate	-	-
Probability of entering retirement	100% in the 1ª eligibility to a benefit by the plan	100% in the 1ª eligibility to a benefit by the plan

Considering the above assumptions, in accordance with CPC 33 (R1), the present value of the actuarial obligations of the benefit plans and the fair value of its assets to cover these obligations, is represented below:

	R$ thousand
	Retirement Benefits		Other post-employment benefits
	Accrued on December 31		Accrued on December 31
	2020	2019	2020	2019
(i) Projected benefit obligations:
At the beginning of the year	3,065,146	2,530,590	917,870	669,093
Cost of current service	546	179	-	-
Interest cost	212,033	224,508	66,772	60,185
Participant’s contribution	556	819	-	-
Actuarial gain/(loss) (1)	123,504	516,333	13,671	224,683
Past service cost - plan changes	-	(3,920)	-	-
Early elimination of obligations	-	-	-	(1,613)
Benefit paid	(219,657)	(203,363)	(31,883)	(34,478)
At the end of the year	3,182,128	3,065,146	966,430	917,870

(ii) Plan assets at fair value:
At the beginning of the year	2,716,865	2,363,009	-	-
Expected earnings	187,531	209,252	-	-
Actuarial gain/(loss) (1)	59,071	332,368	-	-
Contributions received:
Employer	15,150	14,763	-	-
Employees	556	819	-	-
Benefit paid	(219,428)	(203,346)	-	-
At the end of the year	2,759,745	2,716,865	-	-

(iii) Changes in the unrecoverable surplus:
At the beginning of the year	36,155	54,025	-	-
Interest on the irrecoverable surplus	2,736	4,981	-	-
Change in irrecoverable surplus (1)	(38,581)	(22,851)	-	-
At the end of the year	310	36,155	-	-

(iv) Financed position:
Deficit plans (2)	422,693	384,436	966,430	917,870
Net balance	422,693	384,436	966,430	917,870

The net cost/(benefit) of the pension plans, recognized in the income statement, include the following components:

71

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
	R$ thousand
	Accrued on December 31
	2020	2019
Projected benefit obligations:
Cost of service	546	(2,689)
Cost of interest on actuarial obligations	278,805	282,997
Expected earnings from the assets of the plan	(187,531)	(208,122)
Interest on irrecoverable surplus	2,736	4,981
Net cost/(benefit) of the pension plans	94,556	77,167

Maturity profile of the present value of the obligations of the benefit plans defined for the next years:

	On December 31, 2020 - R$ thousand
	Retirement Benefits	Other post-employment benefits
Weighted average duration (years)	10.07	12.84
2021	229,641	44,375
2022	234,469	46,487
2023	239,025	49,937
2024	243,650	53,408
2025	247,303	57,139
After 2026	1,279,375	337,370

Contributions to defined-benefit plans are expected to total R$24,820 thousand in 2021.

The long-term rate of return on plan assets is based on the following:

- Medium- to long-term expectations of the asset managers; and

- Public and private securities, a significant portion of the investments portfolio of our subsidiaries, the return on which is higher than inflation plus interest, with short to long-term maturities.

The assets guaranteeing the pension plans are invested in accordance with the relevant legislation (public and private securities, shares of listed companies and properties) and the weighted-average allocation of the pension plan's assets by category is as follows:

	On December 31
	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan		Assets of the Losango Plan
	2020	2019	2020	2019	2020	2019	2020	2019
Asset categories
Equities	-	-	3.8%	9.6%	-	-	-	18.5%
Fixed income	91.3%	93.5%	91.9%	86.6%	100.0%	100.0%	100.0%	78.9%
Real estate	5.6%	5.3%	2.6%	1.9%	-	-	-	-
Other	3.1%	1.2%	1.7%	1.9%	-	-	-	2.6%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

The sensitivity analysis of the benefit plan obligations in the table below, shows the impact on actuarial exposure (8.5% - 10.0% p.a.) by means of the amendment in the premise regarding the discount rate and medical inflation by 1 p.p.:

Rate	Discount rate/Medical inflation rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
Discount rate	6.87% - 8.26%	Increase of 1 p.p.	reduction	(393,887)
Discount rate	4.87% - 6.26%	Decrease of 1 p.p.	increase	470,116
Medical Inflation	8.38% - 9.41%	Increase of 1 p.p.	increase	113,797
Medical Inflation	6.38% - 7.41%	Decrease of 1 p.p.	reduction	(95,008)

72

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Bradesco, in its offices abroad, provides pension plans for its employees and administrators, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses with contributions made in the second half of 2020 were R$406,175 thousand (R$447,113 thousand in 2019) and in the year ended in December 31, 2020, were R$825,362 thousand (R$877,308 thousand in 2019).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and administrators other benefits, including: health insurance, dental assistance, life and personal accident insurance and professional training, the amount of which, including the aforementioned contributions, totaled, in the second half of 2020, the amount of R$2,087,512 thousand (R$3,466,343 thousand in 2019) and in the year ended in December 31, 2020, the amount of R$4,257,412 thousand (R$5,663,320 thousand in 2019).

35)	INCOME TAX AND SOCIAL CONTRIBUTION

a)	Calculation of income tax and social contribution charges

	R$ thousand
	2nd semester	Accrued on December 31
	2020	2020	2019
Income before income tax and social contribution	12,867,228	1,370,723	11,259,119
Total burden of income tax and social contribution at the current rates	(5,790,253)	(616,825)	(4,503,648)
Effect on the tax calculation:
Earnings of Associates and Subsidiaries	767,716	12,749,106	4,422,520
Net non-deductible expenses of non-taxable income	43,059	39,049	683,653
Interest on shareholders’ equity (paid and payable)	1,457,287	2,496,586	2,949,143
Other amounts (1)	323,158	525,306	7,787,366
Income tax and social contribution for the period	(3,199,033)	15,193,222	11,339,034

(1) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of non-bank financial companies and insurance companies, starting in 2020, and of non-financial companies, in relation to that shown; and (iii) incentive deductions.

b)	Breakdown of income tax and social contribution in the statement of income

	R$ thousand
	2nd semester	Accrued on December 31
	2020	2020	2019
Current taxes:
Income tax and social contribution payable	(227,633)	(1,407,164)	(2,077,871)
Deferred taxes:
Constitution/realization in the period on temporary additions and exclusions	2,447,966	5,920,830	12,237,189
Use of opening balances of:
Social contribution loss	(38,467)	(63,048)	(107,068)
Income tax loss	(48,192)	(79,556)	(184,233)
Constitution in the period on:
Social contribution loss	(2,378,001)	4,800,399	1,167,978
Income tax loss	(2,954,706)	6,021,761	303,039
Total deferred tax expense	(2,971,400)	16,600,386	13,416,905
Income tax and social contribution for the period	(3,199,033)	15,193,222	11,339,034

73

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
c)	Deferred income tax and social contribution

	R$ thousand
	Balance on December 31, 2019	Amount recorded	Realized / Decrease	Balance on December 31, 2020

Allowance for loan losses expense	37,994,398	11,350,094	(5,276,188)	44,068,304
Civil provisions	3,321,217	665,590	(578,810)	3,407,997
Tax provisions	2,932,775	79,138	(22,353)	2,989,560
Labor provisions	3,061,381	827,537	(977,751)	2,911,167
Provision for devaluation of securities and investments	2,743,561	1,429,215	(893,774)	3,279,002
Provision for devaluation of foreclosed assets	831,686	224,544	(205,747)	850,483
Adjustment to fair value of trading securities	1,339,411	625,562	(989,410)	975,563
Amortization of goodwill	378,400	27,449	(92,865)	312,984
Other	4,707,708	2,957,574	(2,818,742)	4,846,540
Total deductible taxes on temporary differences	57,310,537	18,186,703	(11,855,640)	63,641,600
Income tax and social contribution losses in Brazil and overseas	7,742,774	10,822,160	(142,604)	18,422,330
Subtotal	65,053,311	29,008,863	(11,998,244)	82,063,930
Adjustment to fair value of available-for-sale securities	9,993	28,590	(5)	38,578
Total deferred tax assets (Note 3h)	65,063,304	29,037,453	(11,998,249)	82,102,508
Deferred tax liabilities (Note 35e)	4,618,629	1,029,843	(1,504,308)	4,144,164
Deferred tax assets, net of deferred tax liabilities	60,444,675	28,007,610	(10,493,941)	77,958,344

The accounting record of the deferred tax assets was made using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On December 31, 2020, no deferred tax assets were constituted, substantially, on temporary differences, in the amount of R$10,613 thousand (R$10,567 thousand in December 2019), which will be recorded upon the effective perspectives of realization, according to the technical study and analyses made by the Board and by the Standards of Bacen.

d)	Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2021	8,449,399	6,712,794	206,121	167,001	15,535,315
2022	8,248,414	6,575,171	173,961	143,026	15,140,572
2023	7,952,241	6,314,668	236,381	198,044	14,701,334
2024	7,190,551	5,730,691	189,591	178,551	13,289,384
2025	2,659,880	2,104,102	1,546,083	1,271,817	7,581,882
2026	807,721	641,291	2,045,261	1,710,568	5,204,841
2027	136,553	107,875	2,271,131	1,890,789	4,406,348
2028	5,694	4,555	2,207,132	1,825,430	4,042,811
2029	-	-	836,632	1,324,811	2,161,443
Total	35,450,453	28,191,147	9,712,293	8,710,037	82,063,930

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On December 31, 2020, the present value of deferred tax assets, calculated based on the average funding interest rate, net of tax effects, amounts to R$77,862,336 thousand (R$62,299,843 thousand in December 2019), of which: R$61,355,105 thousand (R$55,166,007 thousand in December 2019) relates to temporary differences and R$16,507,231 thousand (R$7,133,836 thousand in December 2019) to tax losses and negative basis of social contribution.

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Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
e)	Deferred tax liabilities

	R$ thousand
	Balance on December 31, 2019	Amount recorded	Realized/Decrease	Balance on December 31, 2020
Fair value adjustment to securities and derivative financial instruments	3,363	687,135	(3,363)	687,135
Difference in depreciation	237,400	15,081	(19,632)	232,849
Judicial deposit	1,942,762	86,942	(26,515)	2,003,189
Other	806,362	49,165	(87,686)	767,841
Total deferred liabilities on temporary exclusions	2,989,887	838,323	(137,196)	3,691,014
Adjustment to fair value of available-for-sale securities	1,628,742	191,520	(1,367,112)	453,150
Total deferred tax expense (Note 35c)	4,618,629	1,029,843	(1,504,308)	4,144,164

36)	OTHER INFORMATION

a)       Fair value of financial assets and liabilities

The carrying amounts and the fair values of the financial assets and liabilities are:

	R$ thousand
	On December 31, 2020		On December 31, 2019

	Book value	Fair Value	Book value	Fair Value
Assets
Interbank investments	190,604,202	190,653,041	58,230,763	58,238,223
Compulsory deposits with the Brazilian Central Bank	83,757,533	83,757,533	90,622,338	90,622,338
Securities:
- Trading securities	54,486,599	54,486,599	10,121,313	10,121,313
- Available-for-sale securities	208,948,127	208,948,127	211,309,387	211,309,387
- Held-to-maturity securities	65,269,589	67,184,763	67,096,679	69,560,716
Derivative financial instruments	23,905,679	23,905,679	14,340,061	14,340,061
Loans (1)	509,329,055	513,941,797	453,386,192	458,504,728
Other financial instruments	57,540,757	57,450,757	61,043,232	61,043,232
Liabilities
Deposits from banks	297,754,653	297,715,281	256,655,914	256,716,401
Deposits from customers	548,238,035	548,286,913	369,758,747	369,554,279
Securities issued	153,764,739	152,849,637	186,297,851	185,058,417
Subordinated debt	53,255,401	54,201,259	49,318,062	50,112,574
Derivative financial instruments	17,816,827	17,816,827	14,104,410	14,104,410
Other financial liabilities	67,250,888	69,770,927	61,708,610	61,708,610

For financial instruments that are measured at fair value, the disclosure of the measurements is required according to the following hierarchical levels of fair value:

•               Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

•               Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

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Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

•               Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main unobservable inputs used in the determination of the fair value are the credit spreads that vary between 2% and 9%.

To fair value securities which have no consistent, regularly updated, public price source, Bradesco uses models defined by the Fair Value Commission and documented in the fair value manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of assets at fair value, or similar instruments, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

The table below presents the composition of the securities and derivative financial instruments measured at fair value, classified using the hierarchical levels:

	R$ thousand
	On December 31, 2020				On December 31, 2019
	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3	Fair Value
Trading securities	47,058,649	7,108,516	319,434	54,486,599	33,090,866	5,979,642	707,395	39,777,903
Financial treasury bills	14,038,511	-	-	14,038,511	16,943,056	-	-	16,943,056
National treasury notes	16,472,705	6,345,101	-	22,817,806	2,704,122	4,848,858	-	7,552,980
Financial bills	-	242,524	-	242,524	-	499,332	-	499,332
National treasury bills	9,182,993	-	-	9,182,993	7,992,245	-	-	7,992,245
Debentures	180,311	479,006	174,753	834,070	378,019	133,014	287,713	798,746
Brazilian foreign debt securities	725,515	-	-	725,515	47,308	-	-	47,308
Other	6,458,614	41,885	144,681	6,645,180	5,026,116	498,438	419,682	5,944,236
Derivatives	58,389	6,257,640	(227,177)	6,088,852	21,240	394,958	(180,547)	235,651
Derivative financial instruments (assets)	98,393	23,787,991	19,295	23,905,679	86,716	14,241,866	11,479	14,340,061
Derivative financial instruments (liabilities)	(40,004)	(17,530,351)	(246,472)	(17,816,827)	(65,476)	(13,846,908)	(192,026)	(14,104,410)
Available-for-sale securities	130,216,973	68,185,691	10,545,463	208,948,127	138,140,329	60,772,047	12,397,011	211,309,387
National treasury notes	28,820,737	-	-	28,820,737	35,425,784	-	-	35,425,784
Debentures	6,302,933	48,378,732	9,577,824	64,259,489	2,461,345	44,923,130	10,636,268	58,020,743
National treasury bills	65,371,659	-	-	65,371,659	79,985,441	-	-	79,985,441
Shares	2,296,700	1,104,155	1,362	3,402,217	926,802	2,638,655	1,362	3,566,819
Foreign government bonds	6,508,218	-	-	6,508,218	6,454,894	-	-	6,454,894
Foreign corporate securities	6,653,994	-	-	6,653,994	7,442,003	-	-	7,442,003
Promissory Notes	-	7,167,074	-	7,167,074	-	2,368,766	501,512	2,870,278
Certificates of real estate receivables	-	1,567,572	119,124	1,686,696	-	1,468,891	382,581	1,851,472
Other	14,262,732	9,968,158	847,153	25,078,043	5,444,060	9,372,605	875,288	15,691,953
Total	177,334,011	81,551,847	10,637,720	269,523,578	171,252,435	67,146,647	12,923,859	251,322,941
Public	153,108,209	6,345,101	30,466	159,483,776	153,185,653	4,848,858	35,135	158,069,646
Private	24,225,802	75,206,746	10,607,254	110,039,802	18,066,785	62,297,787	12,888,723	93,253,295

76

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Derivative Assets and Liabilities

The Organization’s derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indexes to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained mainly from B3 and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; all others are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted market prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that are valued based using significant unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of all securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	R$ thousand
	Trading securities	Assets Derivative	Liabilities Derivatives	Available-for-sale securities	Total
Balance on December 31, 2019	707,395	11,479	(39,126)	12,396,971	13,076,719
Recognized in income	10,571	-	-	(145,613)	(135,042)
Recognized in other comprehensive income	-	-	-	(2,493,228)	(2,493,228)
Acquisitions	54,015	7,816	(207,346)	5,379,568	5,234,053
Disposals	(106,643)	-	-	(3,227,136)	(3,333,779)
Maturities	(8,902)	-	-	(565,198)	(574,100)
Transfer to other levels (1)	(309,850)	-	-	(827,053)	(1,136,903)
Transfer between categories	(27,152)	-	-	27,152	-
Balance on December 31, 2020	319,434	19,295	(246,472)	10,545,463	10,637,720

77

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Sensitivity analysis for financial assets classified as Level 3 (unobservable inputs):

	Scenarios	R$ thousand
		On December 31, 2020		On December 31, 2019
		Impact on income	Impact on shareholders’ equity	Impact on income	Impact on shareholders’ equity
Interest rate in Reais	1	(25)	(177)	(16)	(282)
	2	(3,672)	(29,423)	(2,263)	(45,522)
	3	(6,971)	(59,072)	(4,407)	(82,962)
Price indexes	1	(4)	-	(10)	-
	2	(83)	-	(383)	-
	3	(165)	-	(761)	-
Exchange coupon	1	-	-	-	(6)
	2	-	(8)	-	(354)
	3	-	(17)	-	(701)
Foreign currency	1	-	(22)	-	(523)
	2	-	(608)	-	(13,069)
	3	-	(1,216)	-	(26,138)
Equities	1	(671)	(7)	(1,836)	(8)
	2	(15,373)	(187)	(45,889)	(204)
	3	(33,542)	(375)	(91,778)	(409)

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.18, a scenario of R$5.23 was applied, while for a 1-year fixed interest rate of 2.86%, a scenario of 2.87% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.18, a scenario of R$6.47 was applied, while for a 1-year fixed interest rate of 2.86%, a 3.57% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$5.18 a scenario of R$7.77 was applied, while for a 1-year fixed interest rate of 2.86%, a 4.29% scenario was applied. The scenarios for other risk factors also accounted for 50% stresses in the respective curves or prices.

78

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not measured at fair value in the statement of financial position, classified using the hierarchical levels:

	R$ thousand
	On December 31, 2020					On December 31, 2019
	Level 1	Level 2	Level 3	Fair Value	Book value	Level 1	Level 2	Level 3	Fair Value	Book value
Assets
Interbank investments	-	190,653,041	-	190,653,041	190,604,202	-	58,238,223	-	58,238,223	58,230,763
Securities held to maturity	60,391,701	6,557,341	235,721	67,184,763	65,269,589	60,193,737	8,218,245	1,148,734	69,560,716	67,096,679
Loans	-	-	513,941,797	513,941,797	509,329,055	-	-	458,504,728	458,504,728	453,386,192
Liabilities
Deposits from banks	-	-	297,715,281	297,715,281	297,754,653	-	-	256,716,401	256,716,401	256,655,914
Deposits from customers	-	-	548,286,913	548,286,913	548,238,035	-	-	369,554,279	369,554,279	369,758,747
Securities issued	-	-	152,849,637	152,849,637	153,764,739	-	-	185,058,417	185,058,417	186,297,851
Subordinated debt	-	-	54,201,259	54,201,259	53,255,401	-	-	50,112,574	50,112,574	49,318,062

Below we list the methodologies used to determine the fair values presented above:

Interbank investments: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Held-to-maturity securities: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 3(d). See Note 8(bIII) for further details regarding held-to-maturity securities.

Loan: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the type of loan at each reporting date. The fair values for non-performing loans are based on discounting cash flows or the value of underlying collateral.

79

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Deposits from banks and clients: The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued: The carrying values of funds from securities issued approximate the fair values of these instruments.

Subordinated debt: Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

b)    Recurring and non-recurring net income

According to BCB Resolution no. 2/2020 (Article 34) and Bradesco Organization's policy for evaluating and measuring non-recurring events, we present below the recurring and non-recurring net income for the periods:

Our consolidated net income in 2020 was R$16,546 million, the recurring net income was R$19,458 million and the non-recurring net income was R$(2,912) million, which is not expected to occur in future years, below we detail:

Non-recurring events 2020: i. Provision for Restructuring R$(540) million: Process of restructuring part of the businesses (resizing in the branch network and departments) of Bradesco Organization; ii. Impairment of Non-Financial Assets - R$(574) million: payroll, goodwill, systems and hardware; iii. Contingent Liabilities - R$(353) million: civil lawsuits with relevant and atypical individual values that we do not expect to happen in the next two years; and iv. Amortization of Goodwill - R$(1,446) million: Amortization of goodwill due to expected future profitability, related to the atypical acquisition for the Organization's businesses considering the history of other acquisitions of the Organization, where we do not expect to have these effects beyond the next two years.

Our net income in 2019 was R$22,582 million, the recurring net income was R$25,887 million and the non-recurring net income was R$(3,305) million, net of taxes. The non-recurring net income for 2019 was determined according to the criteria established by Management in its process of preparing the Economic and Financial Analysis Report and is not expected to occur in future years, which we list below:

Non-recurring events 2019: i. Voluntary Severance Program 2019 – (“PDV”) - R$(1,091) million: Adjustment of the structure of branches and departments; ii. Impairment of Non-Financial Assets - R$(1,080) million: Payroll, goodwill, systems and hardware; iii. Tax Credit - R$6,403 million: Increase in the CSLL rate of banks from 15% to 20% on temporary differences and negative basis, established in Constitutional Amendment No. 103/19; iv. Contingent Liabilities - R$(3,524) million: atypical constitution of civil, labor provisions, for FCVS and for pension funds; v. Provision for guarantees and other provisions - R$(2,468) million: provision for guarantees - sureties and guarantees and other atypical provisions; saw. Amortization of Goodwill - R$(1,545) million: Amortization of goodwill for expected future profitability, related to the atypical acquisition considering the history of other acquisitions of the Organization.

80

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

c)    Investment funds and portfolios

The Organization manages investment funds and portfolios with net assets which, on December 31, 2020, amounted to R$1.023.287.047 thousand (R$1,000,818,236 thousand in December 2019).

d)    Private Social Investment

During the year of 2020, the Private Social Investments made by Bradesco and other companies in the Prudential Conglomerate amounted to R$231,117 thousand (R$160,464 thousand in 2019).

e)    Consortium funds

	R$ thousand
	On December 31, 2020	On December 31, 2019
Monthly estimate of funds receivable from consortium members	639,242	670,865
Contributions payable by the group	35,489,135	35,317,947
Consortium members - assets to be included	31,182,122	31,268,865
Credits available to consortium members	7,069,000	6,251,300

	In units
	On December 31, 2020	On December 31, 2019
Number of groups managed	3,436	3,537
Quantity of assets pending delivery	144,368	119,223
Quantity of total delivered assets	2,211,946	1,937,381
Quantity of total active consortium members	1,529,142	1,616,675
Quantity of total dropouts and cancellations	1,457,884	1,347,640
Default rate	3.38%	3.79%

	In units
	2nd semester	Accrued on December 31
	2020	2020	2019
Quantity of assets delivered in the semester	107,627	199,544	230,237
Quantity of active consortium members in the semester	149,496	217,741	189,539
Quantity of dropouts and cancellations in the semester	143,989	208,867	204,443

81

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

f)     In 2020, there were changes in the rules of compulsory collection as follows:

Description	Previous Rule	Current Rule
Resources from Savings Deposits

Circular No. 3,975 of January 8, 2020

Regarding compulsory deposits required:

- Rate of 20% on the basis of calculation determined;

- Period of Transactions: Beginning on Monday of the second week following the period of calculation and ending on Friday of the same week.

Circular No. 4,033 of June 24, 2020

It amends Circular No. 3,975 to establish deduction on the chargeability of the compulsory collection from the operations below:

- Balance of loan operations for financing of the working capital;

- Balance of investments in Term Deposits with Special Guarantee (DPGE);

- Period: Operations contracted and the investments made from June 22, 2020 to December 31, 2020; and

- Limited to 30% of the chargeability of the compulsory collections.

Circular No. 3,975 of January 8, 2020

Art. 5 A - Deductions will apply to required payments related to loan operations for financing working capital for companies whose annual revenues are up to R$50 million, and the balances of investments in DPGE (Term Deposits with Special Guarantee) from institutions that do not pertain to the conglomerate itself.

Circular No. 4,035 of July 1, 2020

It amended Circular No. 3,975, including deductions on the collectability of the balance of interbank transfers made by cooperative banks to individual cooperatives that belong to this loan cooperative system in order to grant loan operations for financing working capital for companies with annual sales of up to R$50 million, excluding refinancing.

Time Deposits

Circular No. 3,916 of November 22, 2018

Regarding compulsory deposits required:

- Rate of 17% on the basis of calculation determined;

- Rate of 25% on the basis of calculation determined from the calculation period beginning on November 30, 2020 until December 4, 2020;

- Period of Transactions: Beginning on Monday of the second week following the period of calculation and ending on Friday of the same week.

Circular No. 3,997 of April 6, 2020

It amends Circular No. 3,916 and establishes deductions on the chargeability of the compulsory collection from the operations below:

- 15% of the debit balance of funding granted by the Emergency Employment Support Program, MP No. 944 of April 3, 2020;

Circular No. 4,001 of April 13, 2020

It amends Circular No. 3,916 and establishes deductions on the chargeability of the compulsory collection from the operations below:

- Balance of Financial Bills of own issue repurchased by the issuing financial institution;

- Limited to 15% of the chargeability of the compulsory collection.

Circular No. 3,993, of March 23, 2020 (Revoked)

It amends Circular No. 3,916 Art. 4 - The chargeability of the compulsory collection is established by applying the following rates on the basis of calculation provisioned in Art. 3:

I - 17% until the period of calculation, which starts on November 23, 2020 and ends on November 27, 2020; and

II - 25% from the calculation period which starts on November 30, 2020 and ends on December 4, 2020.

BCB Resolution No. 21, of October 2, 2020

It amends Circular No. 3,916 "Art. 4 - The chargeability of the compulsory collection is established by applying the following rates on the basis of calculation provisioned in Art. 3:

I - 17% until the period of calculation which starts on March 15, 2021 and ends on March 19, 2021; and

II - 20% from the calculation period which starts on March 22, 2021 and ends on March 26, 2021.

g)    Since March 11, 2020 the World Health Organization (WHO) declared COVID-19, which originated in China at the end of 2019 and spread throughout the world, a pandemic resulting in a significant increase in the restrictions of national and international travel, downtime for many businesses and services in virtually all countries, government orders of social isolation to slow the spread of the virus, among other restrictions, generating an environment of strong financial volatility and increasing uncertainties, in addition to social, economic and employment instability. The COVID-19 pandemic has brought great challenges and uncertainties to the whole world, being considered the largest pandemic ever seen, according to the WHO. The crisis caused as a result of the pandemic can be observed from the beginning of March 2020 generating certain negative impacts on the Brazilian economy, such as (i) higher risk aversion, with pressures on the exchange rate; (ii) greater difficulties in foreign trade; and (iii) increase in the uncertainties of economic agents.

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Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

In order to mitigate the impacts of this crisis, governments and central banks around the world have intervened in the economy of their countries and have adopted unconventional measures, like the closing of non-essential economic activity and actions of monetary stimulus, with the practice of zero interest in addition to fiscal expansion.

In Brazil, various measures have been adopted, including some directly impacting the liquidity of the financial markets, the credit markets, monetary and fiscal policy and exchange rates. In this context, in addition to the various measures taken by the Monetary Policy Committee (COPOM) and the Central Bank of Brazil, such as reducing the interest rate in August, 2020, to 2.0%, the National Monetary Council and the Federal Government approved, in extraordinary meetings, measures to help the Brazilian economy tackle the adverse effects caused by the virus.

The Executive and Legislative Powers acted to approve bills that minimize the repercussion of COVID-19, including proposing the temporary suspension of taxes (such as the relaxation of the IOF on loans and the deferral of payment of PIS/COFINS) and granting tax benefits to the sectors of the economy/workers most affected.

We cannot control, and nor can we predict what measures or policies the government may adopt in response to the current or future economic situation in Brazil, nor how the intervention or government policies will affect the Brazilian economy and how they will affect our operations. Below we highlight the main items of our statement of financial position which may potentially be impacted:

•	Financial instruments: whose market value may vary significantly given the price volatility of these assets, especially those issued by private companies that have a higher credit risk;
•	Loans: which we expect an increase in our level of arrears in the payment of loans, including loans that were renegotiated and extended in the context of the crisis, to the extent that the economic situation will deteriorate further, as well as facing significant challenges to take possession and realize the collateral resulting from guarantees related to loans in default;
•	Deferred tax assets: whose recoverability depends on future taxable profits, which may be affected depending on the consequences of the pandemic event if it extends over a long period of time;
•	Intangible assets: may have their recoverable amount impacted on the basis of the changes caused by the crisis to their main assumptions of realization, such as the rates of returns initially expected;
•	Funding: volatility, as well as uncertainties in credit and capital markets, generally reduces liquidity, which could result in an increase in the cost of funds for financial institutions, which may impact our ability to replace, appropriately and at reasonable costs, obligations that are maturing and/or the access to new resources to execute our growth strategy;
•	Technical provisions of insurance and pension resources: that depending on the evolution of the crisis can be impacted negatively given the possible increase in the level of claims, mainly in the "life" segment and a higher frequency of claims from "health" policyholders with the increased use of hospitals, furthermore, we may experience higher demand for early redemptions by pension plan participants, which would impact our revenues through a reduction in the management fees we charge; and
•	Civil and labor provisions: the number of labor lawsuits may increase as a result of third party suppliers that go bankrupt as Bradesco may be considered co-responsible in these lawsuits. It is also possible that we could experience a greater volume of civil processes, mainly involving reviews and contract renewals.

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Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Our activities are operating at full capacity, since the beginning of the pandemic, and our actions have taken into account the guidelines of the Ministry of Health. We have established a crisis committee which is formed by the CEO, all the Vice-presidents and by the CRO (Chief Risk Officer), which meets daily and reports periodically, to the Board of Directors, evaluations on the evolution of COVID-19 and their reflections on the operations. In addition, we have a Risk Committee, which plays an important role in verifying the various points and scope of these actions in the Organization. We lauched the Business Continuity Plan (BCP) and in late March 2020, we intensified the internal/external actions, in a consistent and timely manner, with the objective of minimizing the impacts involved, which we highlight include:

•	giving leave to employees at-risk groups for an indefinite period of time;
•	increasing the number of employees working from home, with approximately 90% of our employees from the headquarters and offices and 50% of the branch employees working from home;
•	definition of the accompanying protocol, together with health professionals, for employees and family members who have symptoms of COVID-19;
•	intensification of the communication with our branches, providing guidance to our customers and employees about the prevention measures and the remote means of customer service;
•	making Covid-19 tests available to all employees for free; and
•	anticipation of the flu vaccine for all employees and dependents.

One of the main objectives of our risk management structure is to monitor the allocation of capital and liquidity, aiming to maintain the levels of risk in accordance with the limits established and, in addition, monitor the economic scenarios actively (national and international), as well as the evolution of the COVID-19 pandemic and will make every effort to maintain the fullness of our operations, the services to the population, and the stability of the national financial system.

We offer emergency lines of credit to companies, such as funds for financing of payrolls, as well as the extension of the installments of loan operations to individuals for which the amounts in question, up to the date of approval of these financial statements, were immaterial.

The measurements of the future financial and economic impacts related to the pandemic will continue to be assessed, although, they possess a certain level of uncertainty and depend on the development of the pandemic, since, part of the impact of the pandemic is already reflected in the level of provisioning, however, its duration or deterioration cannot yet be predicted, which could continue adversely affecting the global and local economy for an indefinite period of time, which negatively affects the results of financial institutions and, consequently, the performance of our operations.

h)	On May 6, 2019, Bradesco announced to the market, that it has entered into a Share Purchase Agreement (“Agreement”) with the controlling shareholders of BAC Florida Bank (“BAC Florida”), the bank that has offered various financial services in the United States for 46 years, especially to non-resident high net worth Individuals.

On September 10, 2019, the Central Bank of Brazil authorized Bradesco to: (i) hold up to 100% of the capital of BAC Florida Bank and its subsidiaries - the securities brokerage firm BAC Florida Investments Corp. and the non-financial corporations BAC Global Advisors Inc., 5551 Luckett Road, Inc. and Representaciones Administrativas Internacionales S.A., the latter located in Guatemala and the others located in the United States.

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Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

On October 8, 2020, all regulatory authorizations were granted for the acquisition of 100% of the share capital of BAC Florida Bank by Bradesco.

Upon completion of the acquisition, on October 30, 2020, Bradesco:

•	has assumed the operations of BAC Florida, with the main objective of expanding the offering of investments in the USA to its high net worth customers (Prime) and Private Bank, in addition to other banking services, such as checking accounts, credit card and real estate financing; and
•	this transaction will also provide Bradesco with the opportunity to expand business related to corporate and institutional customers.

We present below, the composition of the values of acquisition of BAC Florida and its subsidiaries and goodwill in the acquisition of shares as provisionally determined:

R$ thousand
Payment to BAC Florida	3,105,557
Payment Commission and Insurance	44,851
Total cost of acquisition	3,150,408

Shareholders’ equity acquired	1,398,083
Adjustments of shareholders of the parent (1)	(13,033)
Shareholders’ equity adjusted	1,385,050

Goodwill on the acquisition of shares	1,765,358

Bradesco hired a specialized and independent company to conduct the study of the purchase price allocation (“PPA”), for the initial allocation of the fair value of the assets acquired and liabilities assumed by Bac Florida. Due to the complexity of operations and their relevance, the final allocation may undergo changes and enhancements until the end of the study, which is estimated in up to 12 months from the date of its acquisition.

We present the provisional amounts for the assets and liabilities acquired on October 30, 2020 base date of the acquisition:

R$ thousand
BAC Florida Bank
Assets
Cash and due from banks	4,366,118
Financial instruments	10,468,202
- Securities and derivative financial instruments	1,209,024
- Loans	9,256,159
- Other financial instruments	3,019
Expected credit loss associated with credit risk	(96,764)
- Loans	(96,764)
Investments in Associates and Subsidiaries	56,863
Premises and equipment, net	36,188
Depreciation Property, Plant and Equipment	(24,085)
Accumulated Impairment of Assets	(5,970)
Other assets	347,742
Total assets	15,148,294

Liabilities
Deposits and other financial liabilities	13,603,913

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Consolidated Financial Statement of the Prudential Conglomerate Financial Statements
- Deposits from customers	12,952,310
- Securities issued	642,661
- Other financial liabilities	8,942
Other liabilities	136,713
Shareholders’ equity	1,407,668
Total	15,148,294

If the acquisition had taken place on January 1, 2020, Management estimates that net income from the year would have been R$15,928,549 thousand. For the determination of this amount, Management considered that the fair value adjustments, provisionally determined on the acquisition date, would have been the same if the acquisition had occurred on January 1, 2020.

i)     On January 15, 2020, Banco Bradesco announced that it sold the entire shareholding held in Chain Serviços e Contact Center S.A. (“Chain”) to Almaviva do Brasil Telemarketing e Informática S.A..

j)     On January 27, 2020, Bradesco issued US$1.6 billion of senior notes in the international market, composed of two tranches of US$800 million, maturing in January 2023 and January 2025, with remuneration at fixed interest rates of 2.85% and 3.20% p.a., respectively.

k)	On October 1, 2020, Cielo announced to the market that it had signed a contract for the sale of all of its shares in Companhia Brasileira de Gestão de Serviços (“Orizon”), representing 40.95% of the share capital of Orizon, to Bradseg Participações S.A. for the sum of R$128,992 thousand. The closing of the Operation is subject to the fulfillment of certain precedent conditions, including approval by the Central Bank of Brazil and by the Administrative Council for Economic Defense – CADE.

l)	On July 29, 2020, Law No. 14,031 was sanctioned, amending, from the fiscal year of 2021, the tax treatment incident on the exchange rate variation of the portion with risk coverage (hedge) of the value of the investment made by financial institutions and other institutions, authorized to operate by the Central Bank of Brazil, in a subsidiary, associated company, branch or agency located abroad, registered in accordance with the regime of competence, which should be computed in determining the real income and on the base of the Social Contribution on Net Profit (CSLL) of the investing legal entity, domiciled in Brazil, in the ratio of: (i) 50%, in 2021; and 100%, from the fiscal year of 2022.

m)	On March 1, 2021, Provisional Measure No. 1,034 / 2021 was issued, which increased the Social Contribution rate on Net Income by five percent, effective for the period from July 1, 2021 to December 31, 2021 , for financial institutions and private insurance companies, capitalization companies and credit unions, the impacts of this Provisional Measure are being assessed.

Marcelo da Silva Rego
Accountant - CRC 1SP301478/O-1

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Consolidated Financial Statement of the Prudential Conglomerate Independent Auditors’ Report

To

Shareholders and the Board of Directors of

Banco Bradesco S.A.

Osasco – SP

Opinion

We have audited the consolidated financial statements of the Prudential Conglomerate of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated balance sheet as of December 31, 2020 and the respective consolidated statements of income, changes in shareholders’ equity and cash flows for the six-month period and year then ended, as well as the related explanatory notes, including a summary of the main accounting policies. These special purpose financial statements have been prepared in accordance with specific procedures established by Resolution 4280, dated October 31, 2013, of the National Monetary Council (CMN) and supplementary regulations of the Central Bank of Brazil (BACEN), described in the note 2 – Presentation of the financial statements.

In our opinion, the accompanying consolidated financial statements of the Prudential Conglomerate present fairly, in all material respects, the consolidated financial position of the Prudential Conglomerate of Banco Bradesco S.A. as of December 31, 2020, the consolidated performance of its operations and its respective consolidated cash flows, for the for the six-month period and year then ended, in accordance with Resolution 4280/13 of CMN, and supplementary regulations of Central Bank of Brazil (BACEN), for the preparation of special purpose consolidated financial statements, as described in the note 2 to financial statements.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards, are further described in the “The Auditors’ responsibilities for the audit of the consolidated financial statements of the Prudential Conglomerate” section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the Accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis

We draw attention to note 2 to the consolidated financial statements that disclose that the consolidated financial statements of the Prudential Conglomerate of Bradesco were prepared by Bradesco´s management to meet the requirements of Resolution 4280/13 of CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements has been prepared solely for meeting these specific requirements and thus may not be appropriate for other purposes. Our opinion is not modified in relation to this topic.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the current year. These matters were treated in the context of our audit of the consolidated financial statements of the Prudential Conglomerate as a whole, and in forming our opinion thereon, and, we do not express a separate opinion on these matters.

Evaluation of the measurement of the allowance for loan losses

As disclosed in notes 3e and 9, Bradesco recorded a provision of R$ 45,199,423 thousand for allowance for loan losses (which comprise loans, leasing, advances on foreign exchange contracts and other receivables with credit characteristics) as of December 31, 2020.

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Consolidated Financial Statement of the Prudential Conglomerate Independent Auditors’ Report

To determine the allowance for loan losses, Bradesco classifies credit operations in nine risk levels ("ratings"), taking into account factors and assumptions of customers and operations, such as economic and financial situation, indebtedness level, economic sector, collateral characteristics, late payments and other factors and assumptions provided for in CMN Resolution No. 2,682/99, with “AA” being the minimum risk and “H” being the maximum risk, applying the respective loss percentages established in such Resolution for each risk level.

Additionally, Bradesco complements its estimates (supplementary provision) through internal evaluation based on statistical models that capture historical and prospective information, in order to reflect its expected losses in different economic scenarios (positive, expected and adverse).

We consider the measurement of the allowance for loan losses as a key audit matter, due to the significant judgment, accentuated by the effects of the current economic situation resulting from the Covid-19 pandemic, involved in the assessment of the assumptions used in the classification of loans operations and in determining the supplementary provision.

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls related to the processes of (i) development, approval and application of internal methodologies for assessing risk levels ("ratings") of clients that support the classification of operations; (ii) the definition, approval and application of the main assumptions used in assigning the ratings, including those related to the individual review of the credit risk analysis and the governance established for the respective approval.

Additionally, for individually assessed clients, we analyze, based on sampling (by statistical criteria and specific items), the data that support the definition and review of customer ratings by Bradesco, such as the loan proposal, financial and registration information, restructuring operational and / or financial, guarantees and judicial reorganization plan, verifying the adherence of this rating assignment in relation to Bradesco's internal policies. For massively assessed clients, we tested the allocation of provisioning percentages according to the internal methodologies for assessing the risk levels of each client. We also evaluated the methodologies and assumptions used to determine the supplementary provision, which include Bradesco's assessment of the impacts generated by the Covid-19 pandemic, such as increased delinquency in certain sectors, increase in the unemployment rate, among others.

We analyzed, by statistical sampling, the arithmetic calculation of the allowance for loan losses, considering the assessment of compliance with the requirements established by CMN Resolution No. 2,682/99, as minimum ratings in relation to days past due, assigning the worst rating for the same economic group and maintenance of the previous rating for cases of renegotiation / loan recovery. We also evaluated the disclosures made in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of the allowance for loan losses adequate, in the context of the consolidated financial statements taken as a whole for the six-month period and year ended December 31, 2020.

Evaluation of the measurement of securities of private issuers

As mentioned in notes 3d, 7 e 36a to the consolidated financial statements, the amount of securities of private issuers is R$ 101,405,869 thousand, which includes securities measured at market value, whose prices or market parameters are not observable (levels 2 and 3 of the fair value hierarchy).

The determination of the market values of securities of private issuers, whose prices or market parameters are not observable, is subject to a greater level of uncertainty, as Bradesco makes significant judgments in determining the methods and assumptions used, such as interest rates and credit spreads. The securities of private issuers classified in the categories “Available for sale” and “Held to maturity” are also evaluated for indications of evidence of impairment, which also involves a high level of judgment in their determination considering the methodologies and assumptions used, such as assessing credit risk and guarantees.

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Consolidated Financial Statement of the Prudential Conglomerate Independent Auditors’ Report

We consider the measurement of market value and the evaluation of indicative of impairment of securities of private issuers as a significant matter for our audit, due to the degree of judgment, accentuated by the current economic scenario of pandemic due to the Covid-19, involved in determining the methods and assumptions used.

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls related to the processes of (i) defining, approving and applying the models used to measure the market value of securities of private issuers; (ii) capture of relevant data to measure the market value; (iii) evaluation of adherence to the calculations of the market value of certain financial instruments by independent department; (iv) definition and application of the assumptions used in the evaluation of the indicative of impairment of the securities of private issuers, such as the credit risk of the counterparty and the evaluation of guarantees.

For a statistical sample of securities of private issuers, whose parameters for measuring market value are not observable, we evaluated, with the involvement of our pricing professionals of financial instruments with knowledge and experience in the sector, the models developed by Bradesco for the determination of market values, through the use of independent parameters.

Additionally, based on sampling (by statistical criteria and specific items), we evaluate the assumptions considered in the analysis of the credit spread used in the pricing of certain financial instruments of private issuers, as well as those considered in the evaluation of the indicative and in the measurement of impairment, including the possible effects linked to the new pandemic scenario due to Covid-19, such as the increase in defaults in certain sectors, increase in the unemployment rate, among others.

Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the measurement of securities of private issuers, in the context of the consolidated financial statements taken as a whole for the six-month period and year ended December 31, 2020.

Evaluation of the measurement of provisions and the disclosure of contingent liabilities - Tax, civil and labor

As described in notes 3m and 21, Bradesco is defendant in lawsuits of tax, civil and labor nature, related to the normal course of its activities, with the respective provisions recorded in the consolidated financial statements in the amounts of R$ 7,245,645 thousand, R$ 7,591,658 thousand and R$ 6,472,878 thousand, respectively.

For certain tax and civil lawsuits, such as those related to the legality and constitutionality of certain taxes, indemnity for moral and property damage, relating to banking products and services, insertion of information about debtors in the credit restrictions register, monetary correction adjustments of the balances savings accounts due to the implementation of economic plans by the Federal Government, and some other specific civil actions, it took significant judgment to determine the likelihood of loss and estimate the amount involved. For labor lawsuits, Bradesco used a model, based on data from similar lawsuits closed, segregating the lawsuits in relation to the entry date versus the date of implementation of the labor reform (Nov/2017), calculating the average loss for each group of lawsuits.

We consider the measurement of provisions and the disclosure of contingent liabilities as a key audit matter.

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Consolidated Financial Statement of the Prudential Conglomerate Independent Auditors’ Report

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls related to the evaluation and measurement of the provisions and disclosures of contingent liabilities, including controls related to (i) the evaluation of information received from external and internal legal advisors on tax, civil and labor lawsuits; and (ii) evaluation of the models and assumptions used to measure the provision and contingent labor liabilities.

For certain civil and tax lawsuits, we analyze the recognized provisions and the amounts disclosed, considering the assessment of internal and external legal advisors, as well as historical data and information/jurisprudence related to the lawsuits in question and other similar processes. We involved our tax professionals with knowledge and experience in the sector who assisted us in the assessment of certain tax processes in relation to technical merits and the supporting documentation for Bradesco's assessment of the likelihood and estimate of loss. We involve our legal professionals with knowledge and experience in the sector who have helped us in the assessment of the likelihood of loss in certain specific civil cases.

We obtained and evaluated the letters received directly from Bradesco's external legal advisors for tax lawsuits, which included an assessment of the likelihood of loss and an estimate of the amount of the loss, as well as assessments of the likelihood of loss and risk measurement received from internal legal advisors. for certain civil processes. We compared these assessments and estimates with those used by Bradesco and assessed the adequacy of the disclosures related to civil and tax contingencies in relation to these matters.

For labor claims, the main procedures comprised: (i) evaluation of the model used by Bradesco, through the analysis of different simulated scenarios, comparing with the results obtained by the Bradesco model; (ii) analysis of the segregations used in the models, by the nature of the processes, including the time of entry (pre or post labor reform) and the author's characteristics (ex-employees or third parties); (iii) test on the mathematical precision of the calculations made by Bradesco to determine the provision for labor claims based on the loss history of the last years in similar cases.

We also evaluated, for civil and labor claims, the sufficiency of the provision through the history of disbursement in relation to the respective provision amounts, intensifying the analyzes in relation to the understanding of specific cases that have diverged from the average of historical disbursements.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of provisions and the disclosure of tax, civil and labor contingent liabilities adequate, in the context of the consolidated financial statements taken as a whole for the six-month period and year ended on December 31, 2020.

Assessment of the recoverability of deferred tax assets arising from carry-forward tax losses

The consolidated financial statements include assets related to deferred tax assets arising from carry-forward tax losses in the amount of R$ 82,102,508 thousand (notes 3f and 35c) whose realization is based on estimates of future profitability.

These projections are based on the business plans and budgets prepared by Bradesco and require the adoption of a series of assumptions related to future events and conditions. Changes in certain assumptions about the future, such as interest rates, foreign exchange rates and applicable tax rates, could have a significant impact on projections and, consequently, on the recoverability of deferred tax assets arising from carry-forward tax losses.

We consider the assessment of the recoverability of deferred tax assets arising from carry-forward tax losses as a key audit matter due to the degree of judgment necessary to evaluate the projections of future taxable profits and the main underlying key assumptions, especially accentuated of possible effects on the economic situation resulting from the Covid-19 pandemic.

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Consolidated Financial Statement of the Prudential Conglomerate Independent Auditors’ Report

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below:

We tested the design and operational effectiveness of certain internal controls over the Bradesco process to assess the recoverability of deferred tax assets arising from carry forward tax losses, including controls related to the development and approval of key assumptions for the budget and the final projections of taxable profits by Bradesco.

We involved corporate finance professionals with knowledge and experience in the sector who assisted us on the assessment of assumptions, including growth rates for the main business lines, future interest rates, foreign exchange rates and applicable tax rates underlying Bradesco's projections of future taxable profits, including the possible effects on its projections of future taxable profits linked to the current economic situation resulting from the Covid-19 pandemic.

In addition, we tested the mathematical calculations included in the technical study of realization of the respective deferred tax assets and the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the assessment of recoverability of deferred tax assets arising from carry forward tax losses in the context of the consolidated financial statements taken as a whole for the six-month period and year ended on December 31, 2020.

Evaluation of the impairment testing of intangible assets

As mentioned in notes 3i, 3k and 13, the consolidated financial statements include intangible assets, which comprise goodwill on the acquisition of investments in the amount of R$ 4,874,282 thousand and other intangible assets in the amount of R$ 4,014,696 thousand.

Bradesco performs impairment tests at least annually or when there are events or circumstances that indicate that the book value may not be recoverable. As part of the impairment test of these assets, Bradesco estimated recoverable amounts of the relevant “CGU” Cash Generating Units and investments based on the present value of future cash flows. Future cash flow projections consider business plans and budgets and require a series of business and economic assumptions.

We consider the evaluation of the impairment testing of intangible assets as a key audit matter, due to the high degree of subjectivity, especially accentuated by the current social and economic scenario resulting from the pandemic state due to Covid-19, in determining significant assumptions, including the growth rates for different businesses, revenue and expense flows, and the discount rates used.

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls over Bradesco's analysis of the impairment testing of intangible assets, including controls related to (i) review of the budget process; (ii) the development, review and approval of the key assumptions used in the analysis, such as growth rates and discount rates; and (iii) independent review of the calculation methodology to perform the impairment test.

We involve our corporate finance professionals with knowledge and experience in the sector who assisted us in: (i) evaluating the assumptions used, such as growth rates used for different businesses, estimated revenue and expense flows, comparing them with information obtained from internal and external sources, including the possible effects on the premises generated by the current social and economic scenario resulting from the pandemic state due to Covid-19; (ii) evaluation of the discount rates used in the impairment test, comparing them with the discount rate ranges that were developed independently, using public market data available to comparable entities; (iii) evaluation of the adherence of the revised projections in relation to the realized cash flows; and (iv) evaluation of the mathematical precision of certain stages of the calculation of the present value.

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Consolidated Financial Statement of the Prudential Conglomerate Independent Auditors’ Report

Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements in relation to this matter.

Based on the evidence obtained through the procedures summarized above, we consider the evaluation of the impairment testing of intangible assets adequate in the context of the consolidated financial statements taken as a whole for the six-month period and year ended December 31, 2020.

Application controls and general information technology controls

Bradesco's technology environment has processes for managing access and changes in systems and applications, for developing new programs, besides automated controls and/or controls with automated components in the several relevant processes. In order to maintain its operations, Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict and/or revoke the respective accesses to this environment aim to assure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to ensure the integrity of financial information and accounting records.

We consider this area as significant for our audit due to Bradesco's high dependence on its technology systems, the high volume of transactions processed daily, and the importance of access controls and change management in its systems and applications to plan the nature, timing and extent of our audit procedures.

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

With the assistance of our information technology professionals with experience and knowledge in the sector, we performed the following procedures:

(i)	We tested the design and operational effectiveness of certain key access controls, such as authorizing new users, revoking disconnected users and reviewing active users;

(ii)	We carry out tests, based on sampling, since we plan to rely on specific information, on information extracted from certain systems, considered relevant for the purposes of preparing the consolidated financial statements;

(iii)	In areas where, in our judgment, there is a high dependence on information technology, our tests also included the assessment of password policies, security settings and controls on developments and changes in systems and applications;

(iv)	When we identify key internal controls for the financial reporting process and other relevant processes that are fully automated or with any component dependent on systems and applications, we test the design and operational effectiveness of these controls.

The evidence obtained through the procedures summarized above allowed us to consider application controls and general information technology controls to plan the nature, timing and extent of our audit procedures in the context of the consolidated financial statements taken as whole for the six-month period and year ended December 31, 2020.

Other matters

Bradesco prepared a set of general-purpose consolidated financial statements for the year ended December 31, 2020, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, on which we issued an audit report without modifications dated February 03, 2021.

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Consolidated Financial Statement of the Prudential Conglomerate Independent Auditors’ Report

Statement of added value

The consolidated statement of added value for the for the six-month period and year ended December 31, 2020, prepared under the responsibility of Bradesco's management, and presented as supplementary information in relation to the special purpose required by Resolution 4,280, dated October 31, 2013, of the National Monetary Council (CMN) and supplementary regulations of the Central Bank of Brazil (BACEN), was subjected to audit procedures performed in conjunction with the audit of Bradesco's financial statements of the Prudential Conglomerate of Bradesco. For the purposes of forming our opinion, we assess whether these statements are reconciled with the financial statements of Prudential Conglomerate and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Value Added. In our opinion, these consolidated statements of value added have been properly prepared, in all material respects, in accordance with the criteria set forth in this Technical Pronouncement and are consistent with the consolidated financial statements of Prudential Conglomerate taken as a whole.

Responsibilities of management and those in charge with governance for the consolidated financial statements of the Prudential Conglomerate

Management is responsible for the preparation and fair presentation of the consolidated financial statements of the Prudential Conglomerate in accordance with the Resolution 4280/13 of CMN, and supplementary regulations of BACEN, which main criteria and accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, and the internal controls as management determines is necessary to enable the preparation of consolidated financial statements of the Prudential Conglomerate that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements of the Prudential Conglomerate, management is responsible for assessing Bradesco’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process in preparing the consolidated financial statements of the Prudential Conglomerate.

Auditors’ responsibilities for the audit of the consolidated financial statements of the Prudential Conglomerate

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements of the Prudential Conglomerate, prepared by the management in accordance with Resolution 4280/13 of CMN, and supplementary regulations of BACEN, as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements of Prudential Conglomerate.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, taking into account NBC TA 800 (Special Conditions - Auditing of Financial Statements according to Special Purpose Accounting Structures), we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

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•	Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

•	Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor’s report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements of Prudential Conglomerate, including the disclosures and whether the consolidated financial statements of Prudential Conglomerate represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements of Prudential Conglomerate. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be though to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

Osasco, March 29, 2021

KPMG Auditores Independentes

CRC 2SP-028567/F

Original report in Portuguese signed by

André Dala Pola

Accountant CRC 1SP214007/O-2

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 31, 2021

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.